723

05008220

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Truly Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 3700 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 5/23/05

82-5100

TRULY®

信利國際有限公司
Truly International Holdings Limited



ARLS
12-31-04

Get in TRULY's
Wonderful ...

Annual Report 2004 年報 >>

the TRULY's Life......



# ▷▷ Contents 目錄

# General Information 一般資料



**EXECUTIVE DIRECTORS**
Lam Wai Wah, Steven *(Chairman)*
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

**INDEPENDENT NON-EXECUTIVE DIRECTORS**
Ip Cho Ting, Spencer
Heung Kai Sing
Chung Kam Kwong

**執行董事**
林偉華（主席）
黃邦俊
張達生
李建華

**獨立非執行董事**
葉祖亭
香啟誠
鍾錦光

# General Information 一般資料

**COMPANY SECRETARY**
Ng Sui Wa, Thomas

**AUDITORS**
Deloitte Touche Tohmatsu
Certified Public Accountants
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

**SHARE REGISTRARS, WARRANT REGISTRARS AND TRANSFER OFFICE**
**In Hong Kong**
Secretaries Limited
G/F Bank of East Asia Habour View Centre
56 Gloucester Road, Wanchai
Hong Kong

**公司秘書**
吳瑞華

**核數師**
德勤 • 關黃陳方會計師行
執業會計師
香港
干諾道中111號
永安中心26樓

**股份及認股權證過戶登記處**
**香港**
秘書商業服務有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

# General Information 一般資料

**In the Cayman Islands**
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

**開曼群島**
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

## BANKERS

Standard Chartered Bank
Citibank, N.A.
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank
Bank of China (Hong Kong) Limited
DBS Bank (Hong Kong) Limited
Belgian Bank
UFJ Bank Limited

## 往來銀行

渣打銀行
花旗銀行
香港上海滙豐銀行有限公司
恒生銀行
中國銀行(香港)有限公司
星展銀行(香港)有限公司
華比銀行
UFJ銀行有限公司

## REGISTERED OFFICE

P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

## 註冊辦事處

P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

## PRINCIPAL OFFICE

2/F Chung Shun Knitting Centre
1-3 Wing Yip Street
Kwai Chung, N.T.
Hong Kong

## 主要辦事處

香港
新界葵涌
永業街1至3號
忠信針織中心2樓

## WEBSITE

*http://www.truly.com.hk*

## 網址

*http://www.truly.com.hk*

# Financial Highlights 財務摘要

For the year ended 31 December 截至十二月三十一日止年度

| | | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 | Change<br>變動<br>% |
|---|---|---|---|---|
| Turnover | 營業額 | **3,406,992** | 1,399,898 | +143 |
| Gross profit | 毛利 | **791,023** | 406,377 | +95 |
| Profit attributable to shareholders | 股東應佔溢利 | **526,501** | 192,649 | +173 |
| EPS | 每股盈利 | | | |
| — Basic | — 基本 | **HK$1.18** | HK$0.43 | +174 |
| — Diluted | — 攤薄 | **HK$1.13** | HK$0.42 | +169 |
| DPS | 每股股息 | | | |
| — Interim | — 中期 | **17 HK cents** | 7 HK cents | +143 |
| — Final | — 末期 | **23 HK cents** | 12 HK cents | +92 |

Earnings per share (HK cents) and pay-out ratio (%)
每股盈利(港仙)及派息率(%)


140
120
100
80
60
40
20
0
HK cents
70
60
50
40
30
20
10
0
%
2000
2001
2002
2003
2004
Earning per share (HK cents)
每股盈利(港仙)
Pay-out ratio based on outstanding shares (%)
根據已發行股份計算之派息率(%)

Turnover by business segment
按業務分類劃分之營業額


2003
Electronic Consumer Products
消費類電子產品
13%
LCD Products
液晶顯示器
87%

Turnover, Profit from operations and Net profit for the year
營業額、經營溢利及本年度純利


3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
HKD '000
2000
2001
2002
2003
2004
Turnover
營業額
Profit from operations
經營溢利
Net profit for the year
本年度純利


2004
Electronic Consumer Products
消費類電子產品
8%
LCD Products
液晶顯示器
92%

# The Chairman's Statement 主席報告書

**Over the last 25 years I have been guiding Truly from a successful labour intensive factory to become a technology based, people based company. Today I am proud to announce that Truly has metamorphosed into a financially strong, world-class LCD manufacturer with elite people and advanced technologies. We are delivering TN, monochrome and colour STN, TFT and OLED flat panel products and total solutions to customers around the world.**

**我在過去25年，一直引領信利從成功的勞動密集型工廠轉向「科技為本，人才為本」的公司。今天，我很自豪的宣佈，信利已蛻變為一家擁有優秀人才，尖端科技，財務穩健的世界級LCD生產商。我們為全球各地的客戶提供TN、黑白和彩色STN (CSTN)、TFT和OLED等平面顯示器產品和整體方案。**

Dear shareholders,

Starting this year I report to you straightforwardly.

Let me summarize the 2004 key figures:

— Group Revenue was HK$3.41 billion (+143%)

— Net Profit was HK$527 million (+173%)

各位股東：

從今年開始，我會用最直接的方式向你們報告公司的情況。

首先，讓我總括二零零四年度的主要資料如下：

— 集團銷售總額為34.1億港元(+143%)

— 純利5.27億港元(+173%)

# net profit jumped 173% to HK$527million
# 純利較上年度大幅上升 173%至5億2千7百萬港元

- Sales from LCD division were HK$3.14 billion (92.1% of Group Revenue).
  - Sales for Mobile Handset LCD application was HK$2.228 billion (65.3% of Group Revenue)
  - Sales for non Mobile Handset LCD application was HK$912 million (26.8% of Group Revenue)
- Net cash from operating activities increased to HK$593 million (+308%)
- Surplus cash and bank balances, net of bank and other borrowings at 31 December 2004 was HK$53 million
- Current ratio as at 31 December 2004 was 1.9 times
- Earnings per share was HK$1.18 (+174%)
- Return on Equity was 37% (+95%)

- 液晶體顯示器銷售額為31.4億港元(佔集團銷售總額92.1%)
  - 手機顯示器銷售額為22.28億港元(佔集團銷售總額的65.3%)
  - 非手機顯示器銷售額為9.12億港元(佔集團銷售總額的26.8%)
- 來自經營業務的淨現金流為5.93億港元(+308%);
- 扣除銀行及其他借貸之淨現金和銀行結餘(於二零零四年十二月三十一日)為5,300萬港元
- 流動比率(於二零零四年十二月三十一日)為1.9倍
- 每股盈利為1.18港元(+174%)
- 資本回報率為37%(+95%)

## The people and know how

Over the last 25 years I have been guiding Truly from a successful labour intensive factory to become a technology based, people based company. Today I am proud to announce that Truly has metamorphosed into a financially strong, world-class LCD manufacturer with elite people and advanced technologies. We are delivering TN, monochrome and colour STN, TFT and OLED flat panel products and total solutions to customers around the world.

The plant management team has 233 members, of which 196 (84%) are undergraduates or possess higher academic qualifications. The average age is 30.1 years old. The research and development team has 479 men and women, of which 430 (90%) are undergraduates or possess higher academic qualifications. The average age is 28.6 years old. The teams are very stable with only 1.1% and 1.7% churn

## 人才與技術

我在過去25年,一直引領信利從成功的勞動密集型工廠轉向「科技為本,人才為本」的公司。今天,我很自豪的宣佈,信利已蛻變為一家擁有優秀人才,尖端科技,財務穩健的世界級 LCD 生產商。我們為全球各地的客戶提供 TN、黑白和彩色 STN (CSTN)、TFT 和 OLED 等平面顯示器產品和整體方案。

工廠的管理團隊共有233人,其中196人(84%)具大學以上學歷,平均年齡為30.1歲。研發團隊有479位男女精英,其中430人(90%)具大學以上學歷,平均年齡為28.6歲。兩個團隊的流失率分別為1.1%和1.7%,遠低於廣東省同年度的5.10%和11.80%的水平。信利大約有5,000名工人,平均

# The Chairman's Statement 主席報告書

rates respectively, far lower than the average 5.10% and 11.80% respectively in Guangdong Province during the year. Truly has about 5,000 workers with average age of 22.7 years old, 98% of them live within 5Km from the factory. The 2.11% labour churn rate contributed to the stability and improvement of our quality and production efficiency, and was far lower than the 17.8% average labour churn rate of foreign owned enterprises (FOEs) as reported by the Human Resources Market newspaper in 17 January 2005 , citing an independent research conducted jointly by Jiaotung University.

年齡為22.7歲，98%的員工住所離公司不足5公里。工人於年內的流失率為2.11%，遠遠低於外企17.8%的平均流失率(資料來源於二零零五年一月十七日《人才市場報》之交大正源調研數據)。穩定的工人團隊，令我們產品的品質和效率穩步提升。

During the year the average equipment utilization rate increased to 90% (2003: 65%). This was achieved through the improvement of the machine automation ratio and equipment upgrade. As a result we were able to sell 1.43 times more without significant increase in the number of workers as well as plant and machineries investment.

年內的 LCD 設備使用率上升至90%(二零零三年為65%)。因為我們提高了生產自動化的比例和對現有設備進行升級，以致公司在沒有大幅增加員工和重大機器設備投資的情況下，增加1.43倍的銷售額。

### The Mobile Handset LCD business

We have continued to gain market share in the growing colour display mobile handset market both in China and in Overseas. A reputable independent research organization reported that 670 million handsets were delivered worldwide in 2004. It predicts the market will expand by 8% in 2005 reaching 730 million units. There were 274 million new GSM subscribers in 2004, according to the GSM Association, putting the world's total GSM users at 1.266 billion. 288 millions of these GSM subscribers lived in China. I believe a 1.266 billion GSM handset user market could sustain the LCD industry's healthy growth.

### 手機用 LCD 業務

中國與海外的彩屏手機市場不斷上升，我們的市場佔有率亦隨著增長。一個權威調研機構指出，二零零四年度全球手機付運量為6.7億部。並預測二零零五年會有8%的增長，至7.3億部。GSM 協會表示，二零零四年新增GSM用戶達2.74億，使全球GSM 用戶總數高達12.66億人，其中2.88億人居於中國。我相信，一個12.66億的 GSM 手機用戶的市場，足以支持 LCD 工業的健康發展。

We have delivered 12 million CSTN modules in 2004 and become a major supplier to China mobile handset manufacturers and Korean LCD module makers. We have employed specific market strategies to mobile handset LCD users in different countries and, as a result, have achieved fabulous business throughout the year.

二零零四年我們共付運了約1,200萬個 CSTN 模組，已成為中國手機製造商、韓國 LCD 模組工廠的主要供應商。由於我們針對各國手機模組用戶採用不同的市場策略，故取得了可喜成績。

In China, Truly has established excellent relationship and co-operation with mobile handset makers and solution providers (design houses). Through the provision of better display solutions and highly customized services, we have been receiving more business.

我們在中國已與多家手機方案商和製造商均建立良好合作關係，通過為手機製造商提供更優質的方案和貼身服務取得更多訂單。

In Korea, Truly delivered 7.9 million CSTN panels in 2004, accounting for 5.6% of the local market share. Since Korean mobile handset makers would only purchase their LCD modules from Korean suppliers, we strategically focused on the local LCD module assemblers by supplying them semi-processed CSTN panels. These local LCD module assemblers would be able to lower their production costs with our semi-processed panels. They would then manufacture various LCD modules for Korean and international brand mobile handset makers. In 2005 we have successfully become CSTN panel supplier to an internationally renowned Korean brand mobile handset manufacturer. We target to deliver 25 million CSTN panels for the full year to take a 10.33% local market share.

在韓國，二零零四年我們付運了790萬片 CSTN 玻璃屏，當地市場佔有率為5.6%。由於韓國的手機製造商只會向韓國本土的 LCD 模組供應商取用所需的 LCD 模組，為此，我們面向韓國 LCD 模組廠，策略性地提供半加工的 CSTN 玻璃，讓他們在製造模組時能降低成本，再付運韓國本地和國際品牌的手機製造商作手機裝配。今年我們成功取得一個韓國國際品牌的 CSTN 玻璃訂單。預期在二零零五年付運量可達2,500萬片，當地市場佔有率為10.33%。

A European telecommunication company, which has mobile handset factories in Europe, Central and South America, has contracted Truly to supply CSTN modules. We are working to add 2 more telecommunication company and European brand to our customer list within this year. Our target shipment for Europe is 2 to 4 million CSTN modules.

我們已開始為一家在歐洲，中南美洲設有手機工廠的歐洲電訊公司生產 CSTN 模組，並期望年內再增加2個歐洲電訊公司或品牌的客戶。二零零五年目標付運數為200萬至400萬個 CSTN 模組。

The unaudited revenue of the Group for the first quarter of 2005 was approximately HK$1 billion, increased by 318 million or 47% as on a year on year basis.

我們於二零零五年首季度未經審核的銷售額約為10億港元，比二零零四年度同期增長3.18億港元或47%。

A brand new CSTN glass panel production line will be in operation by May 2005. This will increase our annual production capacity of CSTN module up to 60 million units.

我們一條新的 CSTN 玻璃面板生產線將於5月投入運作，將把公司的 CSTN 模組的年產量增加至6,000萬個。

## The LCD business not related to mobile handset

## 非手機用 LCD 業務

### Telecommunication

### 通訊

Aside from the mobile handset business, advanced DECT system and 900MHz cordless phones are using more CSTN displays due to the improvement of CSTN cost and the higher retail prices of these cordless phones. This comprises a good portion of the 5.25% (HK$160 million) LCD business in Truly's non-mobile handset telecommunication sector.

除了手機，先進的 DECT 制式和900兆赫的無繩電話也開始採用 CSTN 彩屏。因為 CSTN 彩屏的價格已改善了很多，而這些高檔無繩電話的零售價也不算太低。我們的5.25%（1.6億港元）通訊產品（非手機）LCD 銷售，很大部份是來自這方面的業務。

# The Chairman's Statement 主席報告書

## Automobile Industry

We have also a strong market position on the automobile industry. In Japan we are supplying LCD products to car makers through the biggest auto parts agent. We are also in active negotiations with some car makers directly. We are in business talks with two European and US auto parts agents' China offices. Another European auto parts agent also qualified us and is in talks with us now. The use of LCD products in the automobiles will create a market we should not miss. I think this is a steady growing and important long term market for us.

## Technology and Competitiveness

Some of the Group's technical inventions have become our core competitiveness. We now own 15 patents in LCD and OLED technologies, 12 of them are inventions, 3 of them are application inventions. 4 among these 12 inventions are also being processed for international patents. 5 more are in the pipeline this year.

The Chinese Government pays much attention and support to our research and development achievements in the display technologies. During the year our Organic Light Emitting Display (OLED) project was separately enlisted in the Chinese National High and New Technology Research and Development Program, the renowned "863 Program", and the Guangdong Provincial Government Critical Area Breakthrough Program. With the enlistment, two sizeable research grants were awarded to the Truly OLED project.

We have mastered the engineering technology and research and development on the current major small to medium size LCD applications. The existing full range of CSTN, TFT and OLED products laid the solid foundation of a Truly "Supermarket for small to medium size display product". In 2004 we released more than 500 CSTN mobile handset module standard designs, severing virtually each and every need of our mobile handset manufacturers. We also explore CSTN's applications in non mobile handset areas like MP3 player, DECT phone, cordless phone, portable game player and digital electronic products. The group has successfully mass produced small size full colour passive matrix PM OLED display to be

## 汽車工業

我們在汽車工業穩佔一席之位。通過日本最大的零部件供應商，我們付運 LCD 製品予多家日本車廠。有些日本車廠更直接與我們進行業務磋商。我們與兩家歐美的汽車零件供應商中國辦事處正進行業務磋商，另外一家歐洲的汽車零件供應商亦完成評審工作。LCD 產品在汽車的應用將不容忽視。對於我們來說，這是一個長遠而重要的市場。

## 科技與競爭力

集團部分技術發明專利已成為集團的核心競爭力之一。目前已擁有顯示技術方面的發明專利12項、實用新型專利3項，共計15項，其中有4項正準備申請國際專利。另尚有5項發明專利正在辦理申請中。

我集團之半導體研發中心得到中國政府的重視和關注。集團全彩色有機電致發光顯示器件(OLED)專案被列為廣東省關鍵領域重點突破專案，和中國國家高新技術研究發展計劃(863計劃)專案，並分別獲政府科研經費。

在工程技術和研發方面，集團已掌握和形成涵蓋當前主要中小尺寸顯示屏技術之體系，目前已推出的 CSTN、OLED、TFT 產品系列形成「信利中小尺寸顯示屏超級市場」，為客戶提供了全方位選擇。 二零零四年已推出的 CSTN 手機標準顯示模組已達到500多款，幾乎涵蓋了當前市場上所有不同尺寸及模式。公司還致力於推廣拓展 CSTN 在非手機領域的應用，如 MP3播放器、DECT 制式電話、室內無繩電話、遊戲機、其他移動數碼產品等的廣泛應用。集團 OLED 項目目前已成功量產小尺寸全彩被動式(passive matrix) used in mobile handset and MP3 players. We also have developed TFT LCD mobile handset modules with different size and pixels and wide temperature range LCD modules for automotive and industrial applications. Looking ahead the Group introduced CSTN, OLED and TFT mobile handset modules with streaming video capability for 3G handsets.

PM OLED，主要應用於手機和 MP3 產品。產品性能已達到了國際水準。而在 TFT 顯示器方面，也開發了不同尺寸及點陣的多款 TFT 手機用 LCD 模組。此外，還積極開發出了中小尺寸的超寬溫的顯示模組，應用於汽車及工業用顯示器領域。因應手機市場對於3G的需求，集團積極開發出 CSTN、OLED、TFT 等具有串流動態顯示功能的模組。

Lastly, I want to thank our staff and their families for their dedication and hard works, our customers for their business and support, our suppliers for their great efforts to help us to fulfill our commitment and deliveries and you, our valued shareholders, for the trust and investment put on us.

最後，我要多謝各位員工及他們的家人，為公司所付出的努力和奉獻。感謝客戶的業務和支持；多謝供應商同心協力，使我們能及時付運。還有，感謝各位股東的信任，把你們的投資託付給我們。

CERT. No. H002005 (ISO14001)

CERT. No. 946535 (ISO9001) (TL9000)

CERT. No. C011070
CERT. No. H991024

ISO 9002



# Quality Achievement

# 品質優秀

ISO9001

ISO14001

## LIST OF PATENTS

## 專利清單

| | Name of Inventions | Chinese Patent No. 中國專利編號 | 發明名稱 |
|---|---|---|---|
| 1. | The use of the masking layer in the resistive type touch panel | 03126620.7 | 帶遮罩層的電阻觸摸屏 |
| 2. | New method to determine the CSTN panel reflectance and transmittance ratio by the correlation between the reflective and transmittance index of the reflector of the colour filter | 03146861.6 | 由反射膜開口率定彩色液晶屏反射率與透過率比率的方法 |
| 3. | New production process for newly developed transflective CSTN panel | 200310117402.1 | 半透型液晶顯示器及其製作方法 |
| 4. | New production process for newly developed Colour and Monochrome Interchangeable display technology "Chameleon" | 200410026543.7 | 變色液晶顯示器及其製作方法 |
| 5. | New production process for DSTN (Dual Super Twisted Nematic) display | 200410027886.5 | 雙層盒結構超扭曲向列型液晶顯示器及其製造工藝方法 |
| 6. | New production process for the CMOS image sensor module | 200410028047.5 | 互補金屬氧化物半導體圖像感測器模組及其製造工藝 |
| 7. | New production process for CSTN product | 200410077254.X | 彩色顯示器的製作方法 |
| 8. | Design of a semi-automatic cutter for metallic circuitry | 200320117590.3 | 半自動電路金屬引線剪切機 |
| 9. | New type of transflective display technology | 200420095137.1 | 一種半透型液晶顯示器 |
| 10. | New production process for the OLED panel and its encapsulation | 200410026837.X | 有機電致發光顯示器件及其面板後蓋的製作方法 |
| 11. | New design and production process of the encapsulation of the OLED | 200410052413.0 | 有機電致發光顯示器面板後蓋的製作方法 |
| 12. | New type of white OLED panel | 200410052463.9 | 一種白光有機電致發光顯示器件 |
| 13. | New production process for the substrate and its pattern aging of the OLED | 200410051482.X | 用於有機電致發光顯示器的母板面板及其老化線製作方法 |
| 14. | New production process for the organic light emitting diode | 200410077537.4 | 有機發光二極體的製作方法 |



HK$1 billion

47%

10億港元

47%



# The Chairman's Statement 主席報告書

## Management Discussion and Analysis 管理層討論及分析

### Segmental Information 分類資料

By geographical segments: 按地區分類：

| | | 2004 二零零四年 Turnover 營業額 HK$'000 千港元 | 2003 二零零三年 Turnover 營業額 HK$'000 千港元 |
|---|---|---|---|
| The People's Republic of China | 中華人民共和國 | **2,265,565** | 735,278 |
| South Korea | 南韓 | **443,167** | 204,505 |
| Japan | 日本 | **241,350** | 186,736 |
| Hong Kong | 香港 | **135,207** | 102,822 |
| Europe | 歐洲 | **113,778** | 73,083 |
| Others (Note) | 其他（附註） | **207,925** | 97,474 |
| | | **3,406,992** | 1,399,898 |

By business segments: 按業務分類：

| | | 2004 二零零四年 Turnover 營業額 HK$'000 千港元 | 2004 二零零四年 Segment result 分類業績 HK$'000 千港元 | 2003 二零零三年 Turnover 營業額 HK$'000 千港元 | 2003 二零零三年 Segment result 分類業績 HK$'000 千港元 |
|---|---|---|---|---|---|
| Liquid crystal display products | 液晶體顯示器產品 | **3,138,393** | **618,989** | 1,222,535 | 262,772 |
| Electronic consumer products | 電子消費產品 | **268,599** | **2,625** | 177,363 | (20,004) |
| | | **3,406,992** | **621,614** | 1,399,898 | 242,768 |
| Interest income | 利息收入 | | **1,477** | | 1,280 |
| Unallocated other operating income | 未分配之其他經營收入 | | **—** | | 14 |
| Unallocated corporate expenses | 未分配之公司費用 | | **(1,075)** | | (730) |
| Profit from operations | 經營溢利 | | **622,016** | | 243,332 |

*Note:* This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

*附註：* 此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

## Market Analysis

Reviewing the annual performance, the Group's LCD business recorded robust growth, with turnover amounting to HK$3.14 billion and accounting for 92.1% of the Group's total turnover, of which 75% of the sales revenue from the LCD business came from telecommunication related products and 25% from non-telecommunication related products (See charts below). Among the telecommunication related products, CSTN and TFT LCD products accounted for 60% and 9.75% respectively of the sales revenue from the LCD business, while other telecommunication products accounted for 5.25%. Among the non-telecommunication related products, consumer electronic products accounted for 15% of the sales revenue from the LCD business, followed by MP3 player which took up 3.25%, industrial products 2.5%, automobile displays 2%, office automation equipment displays 2%, and others 0.25%.

In addition, the Group's electronic consumer product business recorded a turnover of HK$269 million, of which MP3 accounted for HK$203 million, followed by calculators that accounted for HK$32 million, PCB boards HK$22 million, and battery powered toothbrushes HK$12 million.

## 市場分析

縱觀全年，集團之液晶顯示器(LCD)業務劇增，營業額達到31.4億港元，佔全集團總銷售額的92.1%(見下圖)。其中通訊類產品佔75%，非通訊類產品佔25%。在通訊類產品中，手機用彩色超扭曲向列型液晶顯示器產品(CSTN)佔60%，手機用薄膜電晶體顯示器產品(TFT)佔9.75%，其他產品5.25%；在非通訊類產品中，消費類電子產品顯示器佔15%，MP3顯示器佔3.25%，工業產品顯示器佔2.5%，車載產品顯示器佔2%，辦公自動化設備(OA)顯示器佔2%，其他佔0.25%。

另一方面，集團消費類電子產品營業額錄得2.69億港元，其中數碼產品MP3播放器達2.03億港元，計算器產品達三千二百萬港元；線路板二千二百萬港元；電動牙刷為一千二百萬港元。

Turnover Breakdown
**集團銷售業績分佈圖**


Electronic Consumer Products
消費類電子產品
8%
LCD Products
液晶顯示器
92%

LCD Products Sales Composition
**液晶顯示器產品銷售組成**


Automobile product display
車載產品用顯示器
2.00%
Office automation device displays
OA用顯示器
2.00%
Industrial product display
工業產品用顯示器
3.00%
Others
其它
0.25%
MP3
3.25%
Consumer electronics
電子消費品
15.00%
Other communication related products
其他通訊產品
5.25%
CSTN
60.00%
TFT
9.75%

# The Chairman's Statement 主席報告書

## Management Discussion and Analysis 管理層討論及分析


THANK YOU
USE TRULY
OLED

According to information from IDC, the world's total handset output in 2004 reached 664.5 million sets, of which 35.1%, equivalent to 230 million sets, were manufactured in China. With over a decade's extensive experience in the research and development of handsets, the Group continually leads the market trend by introducing new handset display modules. For instance, the Group pioneered in launching a wide range of CSTN standard modules which were widely applied in the market. We were also amongst the first in China to launch camera sensor embedded display modules and introduced the first handset module using an OLED display panel as the secondary display. The Group has maintained solid and good relationships with several handset design houses. On this basis we provided these design houses' clients,

據IDC的資料，二零零四年全球手機出貨量為6.645億部，中國境內生產的手機約佔35.1%(2.3億部)。我集團有近十年豐富的手機開發經驗。故能以不斷推出手機顯示器模組新產品來引導市場潮流。如在中國大陸率先推出多款CSTN標準產品，目前為市場廣泛採用；率先在中國大陸推出帶攝像頭的手機顯示模組及率先推出帶OLED副屏的手機顯示模組。我司在穩固和維持與數家手機方案商良好合作關係的基礎上，派駐專門的市場和工程人員，為主要的手機製造商提供緊密之貼身服務，致力成為各手機客戶的手機顯示模組(LCM)之一站式供應商。目前，我集團已與13


WELCOME
TO USE
TRULY OLED

the handset manufacturers, with dedicated marketing and engineering staff. We offered customized services that cater to the needs of customers, striving to be a one-stop handset LCD module (LCM) service provider. The Group has currently developed trustworthy partnership with 13 PRC brand handset manufacturers, and has started initial cooperation with 7 other PRC brand and 3 international brand handset manufacturers. These favourable relationships brought satisfactory returns to the Group during the year under review. It is expected that as the sales volume of global colour display handsets continues to increase, the Group will continue to reap fruitful returns.

家中國品牌手機製造商建立起可信賴之合作夥伴關係，另外還與其他7家中國品牌和3家國際品牌的手機製造商建立了初步合作關係。而此種良好合作關係在回顧年內給集團業績帶來理想增長，相信還將會在全球彩屏手機量持續增長的今後，為集團持續帶來良好收益。

The Group posted a 83% increase in sales revenue from the European & the US and Korean LCD markets. Turnover from the Korean market accounted for 49% of the total turnover from the overseas LCD markets, while Japan and Europe & the US accounted for 27% and 24% respectively. We have engineers stationed at our

在歐美和韓日 LCD 市場，我集團之營業額較二零零三年有83%的增長。二零零四年集團韓國市場佔到整個海外 LCD 市場的49%，日本佔27%，歐美及其它佔24%。我們為韓國客戶派駐專門的應用工程師。並於回顧年度內在美國設立銷售代

# The Chairman's Statement 主席報告書
## Management Discussion and Analysis 管理層討論及分析

Korean customers' factories. In addition, a US sales office was set up during the year under review to establish a US sales network. Furthermore, in Europe, Korea and Japan, the Group has signed up new clients that engage in the handset manufacturing, telecommunication service, industrial products and home appliance industries.

The Group has successfully transformed itself from a conventional electronic product manufacturer to a professional enterprise that focuses on flat panel display technologies. With its unrivalled capability and leading technology, the Group will continue to emerge as the world's leading supplier for small- and medium-sized display products and total solutions. The Group's performance in the first quarter of 2005 continued to record impressive growth. Unaudited turnover for the period amounted to about HK$1 billion, representing a year-on-year growth of over 47% (1Q2004: HK$682 million).

### Production, Manufacturing and Logistic Management

During the year under review, under pressures from both increasing raw material costs and declining handset module prices, the Group's gross profit margin declined from 29% in 2003 to 23% in 2004. Despite this, the Group's net profit margin continued to increase from 13.8% in 2003 to 15.5% in 2004. The continual growth in profitability was attributable to the introduction and implementation of the 6 Sigma management system, under which stringent cost controls were exercised in procurement, production and logistic arrangements. In addition, technological upgrades led to an increased production yield. Raw material wastage was maintained at a reasonable level.

On the manufacturing front, although the Group did not add new production lines during the year under review, it upgraded its facilities to fully realize the utilization rate of its existing facilities. Automation level was raised, staff were motivated, and the production efficiency and the stability of product quality were enhanced. The average utilization of the Group's facilities in 2004 increased to 90%, up from 65% in 2003. LCD average annual per capita output increased to HK$815,000 in 2004, representing an impressive growth of 70%.

理，建立起了全美的銷售網路，在歐洲和韓日，已開拓了數家新的手機，電訊公司，和工業及家用電器客戶。

由此可見，本集團已由傳統的電子產品廠家成功轉型為專注於平面顯示技術領域之專業企業。信利憑藉驕人的實力和領先的技術，將繼續朝成為全球中小尺寸顯示屏之超級供應商的目標邁進。集團於二零零五年第一季度繼續保持強勁的增長勢頭，未經審核的營業額約10億港元，較二零零四年同期(6.82億)上升超過47%。

### 管理、生產及物流

回顧年度內，LCD產品在面臨原材料價格上漲和手機模組價格下降的雙重壓力下，公司的毛利率儘管較零三年的29%下降到23%，但純利率仍保持增長，上升至15.5%，較零三年(13.8%)有所增加。純利率得以增長，有賴於集團初步導入並推行六個西格瑪(6 SIGMA)之管理體系，實施由採購、生產至物流的嚴謹的成本控制；亦有賴於技術水平的提升及良品率保持在較高水平，以致物料消耗維持在合理之水平。

生產方面，於回顧年內，集團雖然沒有新增生產線，但對現有設備進行升級改造，充分發揮現有設備的利用率。提升生產自動化率，充分調動人員的積極性，並進一步提高生產效率和產品的穩定性。二零零四年設備平均利用率從二零零三年的65%提高至90%。LCD的人均年產值增加到二零零四年的81.5萬港元，上升了70%。

With respect to logistics, the MRP II system implemented in 2004 brought significant results. Truly's MRP II system was linked to the Customs Authority computer system, increasing the efficiency of the customs clearance, enabling the Group to enjoy a smooth logistics workflow and strengthening monitoring efforts. The Group was also able to carry out a more sophisticated and accurate rolling production planning system to ensure the delivery of raw materials was perfectly in line with the commencement of production. As such, the achievement rate increased from 50% at the beginning of the year to 95% at year-end. The production procedure enhancement allowed the manufacturing base to exercise more stringent controls on upstream materials and stock inventory, shortening the cycle for inventory check-ups and storage periods. While the Group posted an increase of 143% in production value, the inventory turnaround period and inventory value were lowered to 60 days and HK$450 million at the year-end, as compared with 100 days and 290 million at 2003 year-end. The Group expects to further reduce the inventory turnover period to 45 days in 2005.

物流方面，集團於二零零四年推行的材料徵用及生產計劃系統(MRP II)為我們帶來顯著成效。材料徵用及生產計劃系統(MRP II)與海關聯網運行，加速了集團通關效率，使集團物流更為順暢透明，增強了有效監控力度。集團實施了更為精細、準確的滾動式生產計劃，嚴格實行同步到料計劃控制。計劃的達成率由回顧年初的50%提升到年底的95%。工廠通過對生產流程優化，加強了對線上品和物料倉的控制力度，縮短了查倉、退倉週期。存倉週期和存倉金額在產值提升143%的前提下，也分別由二零零三年的100天(年底2.9億港元)控制至60天(年底為4.5億港元)。集團二零零五年計劃之存倉週期將會控制在45天內。

## Technology, Research and Development

As to the engineering technology and R&D aspect, the Group has mastered the technology for manufacturing a full range of LCD displays in the small- to medium-sized regime. Catering to the diversified, multi-leveled and different needs of customers in the handset industry, the Group adopted a dual strategy by offering standardized CSTN products and customized CSTN products. We released more than 500 standard handset display modules in 2004, covering almost every sizes and modes in the market, reflecting Truly's spirit of a Supermarket for the small- to medium-sized LCD products to provide comprehensive choices to customers. As a CSTN panel and module pioneer, the Group has accumulated extensive experience and achieved a substantially higher competitive edge in terms of product qualities and prices. The Group has made huge investments in the CSTN technology and manufacturing know-how and skills since 1998. The product yield of CSTN products was above 90% in 2004. One CSTN module's response time was shortened to 90 milli-seconds to display 12 picture frames in one second. The Group is also committed to the promotion of CSTN application to the non-handset sector, such as MP3 player, DECT phones, cordless phones, handheld games, other mobile digital products, etc. Contributions from these non-handset categories are expected to increase in the second half of 2005.

## 技術及研發情況

在工程技術和研發上方面，集團已掌握和形成涵蓋當前主要中小尺寸顯示屏技術之體系。本集團針對手機市場多元化、多層次及不同客戶群之需求，注重推行標準品和差異化 CSTN 產品並行策略。二零零四年推出的 CSTN 手機標準顯示模組已達到500多款，幾乎涵蓋了當前市場上所有不同尺寸及模式，充分體現了「信利中小尺寸顯示屏超級市場」的專業精神，為客戶提供了全方位選擇。由於公司在 CSTN 面板及模組方面的先行策略致使信利在 CSTN 的技術方面積累了豐富經驗，產品性價比優勢明顯。集團從一九九八年開始便投入鉅資致力於 CSTN 的技術和生產工藝研究。二零零四年我司 CSTN 面板之良品率已達到90%以上。特別是將 CSTN 模組應用回應時間縮短至90毫秒。每秒可顯示畫面達12幅。公司還致力於推廣拓展 CSTN 在非手機領域的應用，如 MP3 播放器、DECT 制式電話、室內無綫電話、遊戲機、其他移動數碼產品等的廣泛應用。預計這些非手機顯示器產品從二零零五年下半年開始對集團業績有較大貢獻。




TRULY

# The Chairman's Statement 主席報告書

## Management Discussion and Analysis 管理層討論及分析

The Group first installed the OLED manufacturing facilities in June 2003. It now has successfully commenced the mass production of small sized, coloured (passive-matrix) PM OLED products (current monthly production approximately 20,000 pieces and is expected to reach 80,000 pieces in July 2005). These OLEDs were mainly applied in MP3 products. The qualities of these products have attained international levels, in particular the improvement of the live cycle of the red colour in OLED. While Red colour is generally considered short-lived among the industry, we applied certain structural modification in components to extend the live of the red colour in our OLED to over 20,000 hours, well over the standards for applications in automobiles products and home appliances. Currently, the Group plans to develop 2" QCIF (176x220) active matrix AM OLED products and expects to have the sample ready in November 2005. It will be promoted for application as the display module in 3G handsets.

集團從二零零三年六月開始安裝 OLED 生產設備以來，目前已成功量產小尺寸全彩被動式(passive-matrix) PM OLED(月產能約20K，預計到二零零五年七月份月產能可擴大到80K)，主要應用於手機和 MP3 產品。產品性能已達到了國際同等水平。特別在產品壽命方面獲得了很大的突破，被 OLED 業界普遍認為壽命很短的紅色，我司通過對器件結構進行改良，目前已將紅色 OLED 產品壽命提高到了20,000小時，完全可以滿足車載產品和家電產品的要求。目前，集團正在計劃開發2" QCIF(176 × 220)主動式(active-matrix) AM OLED，預計二零零五年十一月完成樣品，並推廣應用於3G手機顯示模組等領域。

As to the TFT business, the Group has also developed a full range of TFT display modules in different sizes and dot matrix for mobile handsets. The Group has successfully developed 1.22"—1.99" 128x160 dot matrix, 1.88"—2.2" 176x120 dot matrix, and 3.5" above to 7" QVGA 320x240 dot matrix TFT modules. Furthermore, it also actively developed small- and medium sized wide temperature range display modules for applications in automobiles and industrial product. The Group also customized to develop exclusive TFT panel and TFT module for major customers.

而在 TFT 顯示器方面，集團憑藉多年顯示模組開發之經驗和專項的接合技術，也開發了不同尺寸及點陣的多款 TFT 手機用 LCD 模組。集團現已成功開發出1.22"至1.99"各款128 x 160點陣的TFT模組，1.88"至2.2"各款176 x 120點陣的 TFT 模組及3.5"以上至7" 多款 QVGA(320 x 240)的 TFT 模組。此外，還積極開發出了中小尺寸的超寬溫的顯示模組，應用於汽車及工業用顯示器領域。並且針對市場及有潛力的大客戶需求積極開發了信利獨有的 TFT 顯示面板(TFT panel)及 TFT 模組(TFT module)。

In response to the demand for 3G handsets in the market, the Group aggressively developed CSTN, OLED and TFT modules with streaming video capability. To meet the strong demand for camera-embedded handsets, the Group has also developed camera sensor modules and planned to commence mass production in June 2005. Integrating Truly's strength in LCM, the Group offers customers more competitive, multi-functional and value added camera handset module total solutions.

因應手機市場對於3G的需求，集團積極開發出CSTN、OLED、TFT 等具有串流動態顯示功能的模組。此外針對未來龐大的照相手機之市場需求，集團還開發出手機用的相機攝像頭模組(camera sensor module)，計劃於二零零五年六月開始量產，屆時將結合信利的液晶顯示模組(LCM)，為客戶提供更具競爭優勢、多功能高附加值的手機照相及顯示整體方案。

Furthermore, in the area of consumer electronic products, the Group pioneered in launching the first colour display MP3 player in China and constantly enriches its product lines. Truly's MP3 players are well received by end customers who are fond of the Truly brand as well as its ODM customers.

此外，在消費類電子產品方面，集團於回顧年內，率先在中國大陸推出首款彩屏 MP3 播放器後，產品系列不斷豐富，信利 MP3 播放器產品得到了熱愛「TRULY」品牌之終端消費者及各合作之原設計生產(ODM)客戶的青睞。

## Future Outlook

Stepping into 2005, the world has entered into the preliminary stage of 3G and digital era with continuous introduction of numerous new handset models and other digital products. Capitalizing on the strong client relationship and all-rounded technical skills, the Group will continue to develop the LCD business to meet different customers' needs. Overall, we are optimistic about the Group's business outlook and performance.

The growing medium- to small-sized LCD market, especially for the application of automobile and industrial products, helps to strengthen the foundation for the Group's business growth. Meanwhile, Japan will also start utilizing color display for DECT Phone and Cordless Phone. Looking forward, the Group expects Asia market, especially Japan and Korea, will be the main growth driver. With continuous expansion in market coverage, we believe more corporations and products will be using the Group's CSTN display products. Furthermore, we will also focus in strengthening our market position in handset display module industry in Korea. Revenue from overseas market for the year 2005 is anticipated to grow by 40% as compared to 2004.

The orders-on-hand of telecommunication products in China remains robust. According to CCID, Domestically-manufactured handsets will be reaching 252.3 million, 282.3 million and 311.2 million units in 2005, 2006 and 2007 respectively, representing growth rate of 14.76%, 12.02% and 10.14%. According to 2005 economic development target set by the Ministry of Information Industry, approximately 260 million units of handsets will be produced in China in 2005, registering a year-on-year growth of 13%, in which 160 million units are targeted for export markets. Together with the robust development in handsets industry, such market will continue to be the important growth driver of the Group. In addition, the rising trend of the demand for color handsets display will lead to increasing numbers of orders placed for CSTN, color OLED and TFT products of the Group. After adding the new CSTN production line in May 2005, our production capacity could simultaneously satisfy the demand of 20 to 25 handset manufacturers.

## 發展展望

踏入二零零五年，初步進入全球期待已久的3G和數碼時代，多款全新移動電話型號及其他數碼產品先後矚目面世。集團於顯示器領域的業務將在現有客戶良好的基礎上進一步延伸，以全方位的顯示技術來滿足全球顧客不同之需求。管理層對業務保持樂觀。

歐洲及北美洲的中小尺寸液晶顯示屏的市場持續增長，特別是在汽車及工業產品方面的應用，將有助推動集團業務增長。與此同時，預期亞洲，尤其日本及韓國市場將會是集團增長的主要部份。日本的 DECT 制式電話及室內無繩電話也開始採用彩屏。隨著信利對市場的進一步開拓，相信會有更多的公司和產品將採用我司的 CSTN 顯示屏。我們亦將重點致力於提升對韓國的手機顯示模組的市場佔有率。集團預計二零零五年集團之海外市場在二零零四年基礎上會有40%的增長。

中國電訊產品市場的訂單持續樂觀，據賽迪資料預測，中國國產手機二零零五、二零零六、二零零七年的增長率分別為14.76%（達到2.52億部）、12.02%（達到2.83億部）、10.14%（達到3.11億部）。中國訊息產業部制定的二零零五年經濟發展目標，二零零五年手機產量為2.6億部，同比增長13%，出口目標為1.6億部。配合其發展迅速的手機市場，此項業務將繼續成為集團今後增長的重要動力。憑藉彩色手機顯示屏不斷上升的趨勢，預料 CSTN、全彩 OLED 及 TFT 的訂單將持續增長。二零零五年五月我集團新的 CSTN 生產線投產後，產能將可同時滿足20－25家手機廠商的訂單需求。

# The Chairman's Statement 主席報告書

## Management Discussion and Analysis 管理層討論及分析


My Love. mp3
DIGITAL PLAYER MP369
TRULY

Market outlook of automobile industry in China is encouraging with increasing numbers of automobile manufacturers in the world to set up the manufacturing and packaging factories in China. According to Xinhua Net's estimate, the growth rate of automobiles and sedan in terms of production units will grow by approximately 13% and 15% respectively in 2005. LCD display products of the Group are mainly used as displays for speedmetre, audio system and GPS products. Truly will continue in strengthening its relationship with automobile parts manufacturers, in order to maintain double-digit growth in the sale of automobile display products.

中國的汽車市場增長喜人，各國汽車製造商積極在中國國內生產組裝。據新華網預計中國二零零五年轎車產量可望實現15%左右的增長，全部汽車產量可能增長13%左右。我集團之液晶顯示屏主要用於汽車儀錶、車載音響、GPS全球衛星定位儀等顯示器。信利將增強與各汽車零部製造件商之緊密聯繫，保持集團在車載顯示器產品方面銷售的雙位數增長。

With expanding application of CSTN, we expect the Group will be able to remain a strong competitor with excellent price to performance ratio. Generally, either CSTN or TFT is used as display

我們預計，隨著CSTN應用面更加廣泛，CSTN產品以優良的性價比在一定時期內仍具有強大的競爭力。眾所周知，目前一部彩屏手機的主屏主


TRULY

for colour handset. Although CSTN has slower responding time and poorer picture quality than TFT, the price of CSTN modules is cheaper by 10~15%. Within a GSM network of 2.5G or below, both CSTN and TFT displays can satisfy the needs of the majority. On the other hand, 3G or CDMA network can both support interactive multi-media. If the unsolved technical issues regarding the displaying of streaming video screen by using CSTN at the time when 3G network becomes the mainstream in the world, then CSTN will likely lose its market position and becomes the minority. Currently, 90% of the existing networks in the world are GSM. According to GSM Association, GSM new subscriber growth in Latin America in 2004 was 150%, Russia, North America and India all reported 70% growth while China, though less than the above, gained 20% new GSM users. At the end of 2004, global wireless subscribers reached 1.688 billion. GSM subscribers accounted for 1.263 billion (74.9%), CDMA users were 236 million (14.0%) and 3G users were 16.2 million (1.0%). 1.26 billion GSM users is a huge market for handset replacement, upgrade and new subscribers, providing tremendous

要是 CSTN 或 TFT，CSTN 雖然反應速度和圖元雖比 TFT 稍遜，但 CSTN 模組價格便宜約10－15%。而在一個2.5G或以下的 GSM 網路中，兩種顯示幕均能滿足大部分用戶的需求。在以互動式多媒體為主的3G或 CDMA 網路中，如果 CSTN 在技術上未能解決顯示動態畫面的問題，而3G網路又快速地在全球成為主要網路，CSTN 的市場或許將會變得很少。但是目前，全球90%的網路是 GSM 制式。據 GSM 協會資料顯示，二零零四年拉丁美洲 GSM 用戶增長150%，俄羅斯、北美洲和印度分別新增70% GSM 用戶，雖然中國的增幅不及前4個國家和地區，增長亦有20%。截至二零零四年底，全球手機用戶多達16.88億戶，其中 GSM 用戶佔12.63億(74.9%)，CDMA 用戶佔2.36億(14.0%)，而3G用戶佔0.162億(1.0%)，12.6億的 GSM 用戶是一個龐大的手機市場，無論是新增客戶、還是手機升級換機，都是巨大的商機。這個佔全球人口五分之一的市場，其規模

# The Chairman's Statement 主席報告書

## Management Discussion and Analysis 管理層討論及分析

opportunities. GSM market covers approximately one-fifth of the world's population — with such massive scale and extensive coverage area, it is not easy for 3G to takeover and become the mainstream network. Regardless of slower responding time of CSTN as compared with TFT, there will be no major differences in terms of performance in small-sized products. In addition, together the custom-made feature and shorter order-delivery time possessed by CSTN, CSTN is expected to retain its mainstream position in its application in the handset and automobile products in the future. The in-depth technology know-how and patents of CSTN products will benefit the Group in the market. To further expedite the production capacity of CSTN, an additional CSTN production line will be put into operation in May 2005. The Group is also considering to add another CSTN production line in 2006. The Group will become the largest CSTN producer in the world by then with 1.8" CSTN panel's monthly production volume reaching 9.5 million pieces. The cost of CSTN products of the Group will be dramatically lowered with increasing competitive power in the market. The Group will also manufacture major components of display modules, such as FPC and motor, etc., by our own production plants.

之大，分佈區域極廣，要完全過渡至3G，也絕非易事。在目前飛速發展的手持設備和車載設備上，CSTN 仍是主流，雖然反應速度比 TFT 慢，不過在小尺寸產品上表現差異不大。與 TFT 相比，CSTN 具備量身定做以及供貨迅速的優點。而集團在該項技術方面積累的經驗和專利亦將給我們帶來持續之效益。為此集團將發揮 CSTN 生產之規模效應，在目前生產規模的基礎上，二零零五年五月，一條新的 CSTN 線將投產。二零零六年初則計劃投產另一條 CSTN 生產線。屆時，集團將成為全球最大的 CSTN 生產工廠，以1.8"計CSTN 面板的月出貨量可達9,500,000片。CSTN 產品成本將大幅降低，市場競爭力會更強。而同時，用於顯示模組的一些主要配件，如 FPC、馬達等，我們也由自己的配套工廠生產，以實現部分自給。

On the other hand, leveraging on technical expertise in display products, the Group will further explore consumer market. On the existing enriched MP3 product series, the Group will develop new MP3 and MP4 products with CCD camera and U-drive features. The strengthening of "Truly" brand and increasing numbers of ODM customers will provide the business with sustainable and attractive growth.

另一方面，集團依賴本身顯示技術之優勢，在消費類產品方面，會在豐富現有彩屏 MP3 產品系列的基礎上，開發一些附加 CCD 攝像頭功能、集U盤等於一體的新型 MP3 及 MP4 產品。集團自有「TRULY」品牌的加強及原設計生產(ODM)客戶數的增加，會讓此業務在今後保持理想增長。

### Conclusion

### 總結

Truly possesses 25 years of professional electronic products manufacturing experience. With a prudent operational style, Truly closely monitors the market trend, focuses on the production and manufacturing without diversifying into other industries. Over the years, we pursued the corporate culture of "Integrity Based" and the management philosophy of "People Based", as well as emphasized the importance of technology advancement to the products and the

信利已有二十五年的電子產品專業製造經驗，經營作風一貫穩健，貼近市場、專注生產製造，從未涉足其他行業。一直以來，我們真正奉行「誠信為本」的企業精神和「以人為本」的管理理念，重視科技研發對產品及公司的推動。且已培養出專業的生產管理和科研隊伍，能很好掌控生產製造的各個環節，能順應市場潮流，把握市場方

Group. A professional team of production management and research and development has been established, who are able to manage every procedure of the whole process and follow the market trend. Therefore, Truly was able to maintain stable operations and strong profitability during the development phase. With our solid foundation and advanced technology built over the years, Truly has started to enter the phase of rapid development.

向。故信利在發展中能一直保持穩健運作和較強的盈利能力。經過多年基礎性工作的積累，技術的進步與成熟，信利已開始步入高速發展的快車道。

Looking ahead, with the leadership of reliable and visionary management and the dedication of our employees, we will put all our effort to work together for our business, endeavor to maximize returns to our shareholders and bring prosperous future to our customers. Truly is confident to concentrate on being a professional research and manufacturing company in the small- to mid-sized display panel technology and being the No. 1 in the small- to mid-sized display panel sector in the world.

展望前景，信利將在嚴謹務實和高瞻遠矚的管理層的悉心領導下，在員工之拼搏精神下，我們將同心協力，鞠躬盡瘁，致力為信利股東帶來最豐厚的回報，為客戶帶來輝煌燦爛的將來。信利將更有信心專注打造成為專業的中小尺寸平面顯示技術的研究生產公司，為成為中小尺寸顯示器領域的全球第一而努力。

## Financial Analysis

## 財務狀況分析

### Investments, Assets and Liabilities

### 投資、資產及負債

During the year, the Group acquired plant and machinery with a total value of HK$165 million and properties under development amounting to HK$6 million for the purpose of expanding its manufacturing capacity in its production base in the PRC.

於年度內，集團為擴充其於國內生產基地之產能，添置總值165,000,000港元之廠房及設備，以及總值6,000,000港元之發展中物業。

Total assets were increased by approximately 39% to HK$2,409 million which comprised HK$1,477 million of current assets, HK$894 million of fixed assets and HK$38 million of deferred expenditure and other long-term assets. Total liabilities were about HK$1,001 million of which HK$758 million were current liabilities and HK$243 million were long term liabilities. The current ratio was maintained at a healthy level of 1.9.

總資產上升約39% 至2,409,000,000港元，當中計有1,477,000,000港元流動資產、894,000,000港元固定資產、38,000,000港元遞延支出及其它長期資產。總負債約為1,001,000,000港元，當中包括758,000,000港元流動負債及243,000,000港元長期負債。流動比率維持在1.9的健康水準。

### Liquidity and Financial Resources

### 流動資金及財政資源

Turnover and net profit for the year were increased by 143% and 173% respectively. Earnings per share were accordingly enhanced by approximately 174%.

年內，營業額及溢利分別上升143% 及173%，因此每股盈利隨之增強約174%。

# The Chairman's Statement 主席報告書

## Management Discussion and Analysis 管理層討論及分析

As at 31 December 2004, the surplus cash and bank balances, net of outstanding bank and other borrowings were about HK$53 million (2003: net debt of HK$221 million). These borrowings bear interest at prevailing market rate and their maturity profiles are shown in notes 23 and 24 to the financial statements.

於二零零四年十二月三十一日，淨現金及銀行結餘(扣除未償還之銀行及其它借貸)約為53,000,000港元(二零零三年：淨負債221,000,000港元)。該等貸款之利率乃根據現行市場息率而釐定，其還款期載於財務報表附注第23及24項。

The Group is now in the strongest financial position in its 25 year history and ready for future expansion while keeping a sufficiently high level of cash and bank balances (HK$476 million as at 31 December 2004) together with adequate unutilized banking facilities. The gearing ratio based on total liabilities, net of cash and bank balances was approximately 37%.

本集團之財政狀況，現正處於其25年歷史上最穩健之時期，其同時持有高度充盈的現金及銀行結餘(於二零零四年十二月三十一日為476,000,000港元)，及足夠的尚未運用銀行備用額，足以應付未來的資本擴展所需。資本負債比率按總負債(經扣除現金及銀行結餘)計算約為37%。

Capital expenditure of approximately HK$550 million for the next three years in respect of acquisitions of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

未來三年，將有約550,000,000港元的資本支出會用作購置物業、廠房及設備，此事已獲授權但尚未訂約，預期資金來源主要為內部儲備。

### General

### 一般事項

During the year, the Group issued 7,430,000 ordinary shares of HK$0.1 each under the 2001 share option scheme at HK$2.196 per share, for a consideration of HK$16,316,280. The new shares rank pari passu with the existing shares in all respects and the issued share capital of the Company was accordingly increased to HK$45,168,953 at 31 December 2004.

年內，本公司根據購股權計劃(2001)以每股2.196港元發行7,430,000股每股面值0.1港元之普通股，股款為16,316,280港元。該等新股份與現有股份在各方面均享有同等權利，本公司於二零零四年十二月三十一日之已發行股本因此增加至45,168,953港元。

The state of the Group's current order books is very excellent.

本集團現時的訂單數量非常可觀。

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the year.

除附屬公司及聯營公司投資外，本集團及本公司均無於年內持有任何重大投資。

Additions to and disposals of fixed assets mainly in plant and machinery were approximately HK$187 million and HK$14 million respectively during the year. As at 31 December 2004, the Group had pledged certain of its machinery with an aggregate carrying value of around HK$55 million to secure banking facilities.

年內，固定資產添置及出售(以廠房及機器為主)約為187,000,000港元及14,000,000港元。於二零零四年十二月三十一日，本集團已將其帳面總值約55,000,000港元的若干機器質押，以作為其銀行備用額的抵押品。

More than 5,200 workers and staff are currently employed in our Shan Wei factory and approximately 80 personnel in the Group's Hong Kong office. Total staff costs for the year were about HK$155 million.

現時超過5,200名工人及雇員受聘於本集團位於國內汕尾之工廠，以及約有80名員工受雇於香港辦事處。年內，員工總成本約為155,000,000港元。

Other than trade bills of around HK$27 million discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedges, if any.

除於一般業務過程中向銀行貼現約27,000,000港元的商業票據外，本集團概無任何重大或然負債，且僅須承擔低度匯率波動風險，並已就此妥為作出對沖（如有）。

## Dividends

## 股息

The directors recommend the payment of a final dividend for the year ended 31 December 2004 of 23 HK cents per share (2003: 12 HK cents) which, together with the interim dividend of 17 HK cents (2003: 7 HK cents) paid in October 2004, makes a total dividend for the year of 40 HK cents per share (2003: 19 HK cents).

董事建議就截至二零零四年十二月三十一日止年度派付每股23港仙（二零零三：12港仙）之末期股息，連同已於二零零四年十月派付的中期股息每股17港仙（二零零三：7港仙）計算，本年度的股息總額為每股40港仙（二零零三：19港仙）。

The total dividend payout ratio for the year was about 34% and it is the Board's long term target to keep this ratio in between 30% and 35%.

年內之總派息比率約為34%，董事會擬定之長期派息率目標為30%至35%之間。

## Customers and Suppliers

## 客戶及供應商

In the year under review, sales to the five largest customers and purchases from the five largest suppliers accounted for less than 30% of the total sales and purchases of the Group respectively.

回顧年內，向五大客戶進行之銷售及自五大供應商之購貨額分別佔本集團總銷售額及購貨額不足30%。

As at 31 December 2004, none of the directors, their associates, or any shareholders which to the knowledge of the directors owned more than 5% of the Company's share capital had any beneficial interests in the Group's five largest customers and/or five largest suppliers mentioned in the preceding paragraph.

於二零零四年十二月三十一日，概無董事、彼等之聯繫人士或據董事所知擁有本公司已發行股本超過5%之股東於前段所述本集團五大客戶及／或五大供應商中擁有任何實益權益。

# The Chairman's Statement 主席報告書

## Management Discussion and Analysis 管理層討論及分析

### Directors and Senior Management

Biographical details of the directors of the Company and senior management of the Group are set out as follows:

Mr. Lam Wai Wah, Steven, aged 52, is the Chairman and Managing Director of the Company. He is the founder of the Group and has over 28 years of experience in the electronics industry. He is primarily responsible for the formulation of the Group's overall strategic planning and business development.

Mr. Wong Pong Chun, James, aged 46, is an Executive Director of the Company. He is responsible for the Group's operations, external affairs and investor relationship. Mr. Wong graduated from Centro Escolar University of the Philippines with the degree of Doctor of Dental Medicine in 1983. He joined the Group in 1987.

Mr. Cheung Tat Sang, James, aged 49, is an Executive Director of the Company. He is responsible for the sales of the Group's LCD products and other semiconductor components. Prior to joining the Group in 1989, he was sales manager for a number of electronics companies for over 10 years.

Mr. Li Jian Hua, aged 41, is the Head of the Group's LCD Production Division and an Executive Director of the Company. Mr. Li graduated from the Jilin University of Technology and Engineering Management in 1987 and joined the group in 1989. Prior to joining the Group, he worked in a multinational motor car manufacturer in Guangzhou City, the PRC for almost two years.

Mr. Chung Kam Kwong, aged 47, was re-designated as an independent Non-executive Director of the Company during the year and he is also the Chairman of the Group's Audit Committee. Mr. Chung is a practising Certified Public Accountant in Hong Kong and is members of the Hong Kong Institute of Certified Public Accountants and the Australian Society of Certified Practising Accountants and a council member of the Macau Society of Certified Practising Accountants. He has extensive experience in accounting and financial management and has been the independent Non-executive Director, management consultant and Company Secretary of a number of listed companies in Hong Kong.

### 董事及高級管理人員

以下所載為本公司董事及本集團高級管理人員之履歷：

林偉華先生，現年五十二歲，本公司之主席兼董事總經理。彼為本集團之創辦人，從事電子業超過二十八年，主要負責制訂本集團之整體策略及業務發展。

黃邦俊先生，現年四十六歲，本公司之執行董事。彼負責本集團之業務運作，對外事務與投資者關係。黃先生於一九八三年畢業於菲律賓Centro Escolar University，並取得牙醫學位。彼於一九八七年加入本集團。

張達生先生，現年四十九歲，本公司之執行董事。彼負責銷售本集團之半導體產品及元件。彼於一九八九年加入本集團之前，曾任多間電子公司之營業經理逾十年。

李建華先生，現年四十一歲，本集團之液晶體顯示器生產部主管兼本公司之執行董事。李先生於一九八七年畢業於吉林工業大學管理學院，後於一九八九年加入本集團。彼於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職近兩年。

鍾錦光先生，現年四十七歲，於年內調職為本公司之獨立非執行董事，並為本集團審核委員會的主席。彼為香港執業會計師，並為香港會計師公會資深會員，澳洲註冊會計師，亦為澳門執業會計師公會的委員會成員。鍾先生於會計及財務管理上擁有深厚經驗，並為香港多間上市公司的獨立非執行董事、管理顧問及公司秘書。

Mr. Ip Cho Ting, Spencer, aged 46, is an independent Non-executive Director and a member of the Group's Audit Committee. He is the holder of a Bachelor of Science degree from the University of Wisconsin, Green Bay, U.S.A. Mr. Ip is a member of the Institute of Financial Planner of Hong Kong and is the Senior Financial Advisor of a professional insurance company in Hong Kong.

葉祖亭先生，現年四十六歲，獨立非執行董事，並為本集團審核委員會之成員。彼持有美國Green Bay威斯康辛大學之理學士學位。葉先生為香港財務策劃師學會會員及香港一間專業保險公司之高級財務顧問。

Mr. Heung Kai Sing, aged 56, is an independent Non-executive Director and a member of the Group's Audit Committee. He has experience in textile industry.

香啟誠先生，現年五十六歲，獨立非執行董事，並為本集團審核委員會之成員。彼在紡織業擁有豐富經驗。

Mr. Cheung Chong Hai, aged 53. Mr. Cheung joined the Group in 1987 and is the General Manager of Truly Semiconductors (Europe) GmbH with main responsibility in the marketing of the Group's LCD products to customers in Europe.

張壯希先生，現年五十三歲。張先生於一九八七年加入本集團，現任Truly Semiconductors (Europe) GmbH之總經理，專責向歐洲客戶推廣本集團之液晶體顯示器產品。

Mr. Ng Sui Wa, Thomas, aged 42, is the Group's Chief Financial Officer and the Finance Director of Truly Semiconductors Limited. He graduated from the University of Hong Kong and is a fellow member of the Association of Chartered Certified Accountants. Mr. Ng joined the Group in 1996 and has more than 17 years of experiences for working in an international accounting firm and in the commercial and industrial sectors.

吳瑞華先生，現年四十二歲，為本集團之財務總監，並為信利半導體有限公司之財務董事。彼畢業於香港大學，並為英國公認會計師公會之會員。吳先生於一九九六年加入本集團，擁有在一間國際會計師行及工商界逾十七年的工作經驗。

**Lam Wai Wah, Steven**
*Chairman*

Hong Kong, 30 March 2005

*主席*
**林偉華**

香港，二零零五年三月三十日

▷▷

The directors present their annual report and the audited financial statements for the year ended 31 December 2004.

董事會謹此提呈截至二零零四年十二月三十一日止年度之年報及經審核財務報表。

## Principal Activities

## 主要業務

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators, pagers and electronic components.

本公司為一家投資控股公司，其附屬公司主要從事製造及銷售液晶體顯示器產品及各類電子消費產品，包括 MP3 播放機、計算機、傳呼機及電子元件。

## Results and Appropriations

## 業績及溢利分配

The results of the Group for the year ended 31 December 2004 are set out in the consolidated income statement on page 45.

截至二零零四年十二月三十一日止年度的本集團業績載列於第45頁的綜合收益表內。

An interim dividend of 17 HK cents per share, amounting to HK$76,762,000, was paid to the shareholders during the year.

本公司已於年內向股東支付中期股息每股17港仙，合共76,762,000港元。

The directors now recommend the payment of a final dividend of 23 HK cents per share to the shareholders of the Company whose names appear on the register of members on 9 May 2005, amounting to HK$103,889,000, and the retention of the remaining profit of HK$345,850,000 for the year.

董事建議向二零零五年五月九日名列本公司股東名冊的股東派發末期股息每股23港仙，總額約103,889,000港元，並且保留本年度餘下溢利345,850,000港元。

## Share Capital

## 股本

Details of movements during the year in the authorised share capital and the issued share capital of the Company are set out in note 26 to the financial statements.

本公司之法定股本及已發行股本於年內之變動詳情載於財務報表附註第26項。

## Property, Plant and Equipment

## 物業、廠房及設備

During the year, the Group acquired plant and machinery amounting to HK$164,681,000 and properties under development amounting to HK$5,737,000 for the purpose of expanding its manufacturing capacity in Shan Wei City, Guangdong Province in the People's Republic of China.

年內，本集團就擴充中華人民共和國廣東省汕尾市之生產力而添置總值約164,681,000港元之廠房及設備，以及總值約5,737,000港元之發展中物業。

Details of these and other movements in the property, plant and equipment of the Group during the year are set out in note 13 to the financial statements.

本集團年內之物業、廠房及設備之其他變動情況載於財務報表附註第13項。

## Directors

The directors of the Company during the year and up to the date of this report were:

**Executive directors:**

Lam Wai Wah, Steven
Wong Pong Chun, James
Cheung Tat Sang, James
Li Jian Hua

**Independent non-executive directors:**

Chung Kam Kwong (re-designated from non-executive director on 10 September 2004)
Ip Cho Ting, Spencer
Heung Kai Sing

In accordance with Articles 100 and 120 of the Company's Articles of Association, Lam Wai Wah, Steven and Ip Cho Ting, Spencer retire and, being eligible, offer themselves for re-election.

The independent non-executive directors are subject to retirement by rotation in accordance with the above articles.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

## Directors' Interests in Contracts

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## 董事

年內及截至本報告書之日期止，董事名單如下：

**執行董事：**

林偉華
黃邦俊
張達生
李建華

**獨立非執行董事：**

鍾錦光 (於二零零四年九月十日由非執行董事調職)
葉祖亭
香啟誠

依據本公司組織章程細則第100條及第120條之規定，林偉華先生與葉祖亭先生行將告退，惟表示願意膺選連任。

獨立非執行董事須按上述細則輪值告退。

擬於即將舉行之股東週年大會膺選連任之董事概無與本公司或其附屬公司訂立任何本集團不得於一年內免付賠償(法定賠償除外)而予以終止之服務合約。

## 董事之合約權益

本公司或其任何附屬公司，概無訂立任何本公司董事直接或間接擁有重大權益，並且於本年底或年內任何時間仍然生效之重大合約。

## Directors' Interests in Shares and Underlying Shares

At 31 December 2004, the interests of the directors and their associates in the shares and underlying shares of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

## 董事之股份及相關股份權益

根據本公司遵照香港證券及期貨條例第352條所保存之登記冊所載，或根據《上市公司董事進行證券交易的標準守則》須知會本公司及香港聯合交易所有限公司，於二零零四年十二月三十一日，董事及其聯繫人擁有之本公司股份及相關股份權益如下：

**Long positions**

**好倉**

***(a) Ordinary shares of HK$0.1 each of the Company***

***(a) 本公司每股面值0.1港元之普通股***

| Name of director<br>董事姓名 | Capacity<br>身分 | Number of issued ordinary shares held<br>所持之已發行普通股數目 | Percentage of the issued share capital of the Company<br>佔本公司之已發行股本百分比 |
|---|---|---|---|
| | | | % |
| Lam Wai Wah, Steven<br>林偉華 | Beneficial owner<br>實益擁有人 | 199,548,000 | 44.18 |
| | Held by spouse *(note 1)*<br>由配偶持有 *(附註1)* | 12,100,000 | 2.68 |
| | | 211,648,000 | 46.86 |
| Wong Pong Chun, James<br>黃邦俊 | Beneficial owner<br>實益擁有人 | 180,000 | 0.04 |
| | Held by spouse *(note 2)*<br>由配偶持有 *(附註2)* | 100,000 | 0.02 |
| | | 280,000 | 0.06 |
| Cheung Tat Sang, James<br>張達生 | Beneficial owner<br>實益擁有人 | 773,000 | 0.17 |
| Li Jian Hua<br>李建華 | Beneficial owner<br>實益擁有人 | 539,000 | 0.12 |

### (b) Share options

### (b) 購股權

| Name of director<br>董事姓名 | Capacity<br>身分 | Number of options held<br>所持之購股權數目 | Number of underlying shares<br>相關股份數目 |
|---|---|---|---|
| Lam Wai Wah, Steven<br>林偉華 | Beneficial owner<br>實益擁有人 | 6,900,000 | 6,900,000 |
| Wong Pong Chun, James<br>黃邦俊 | Beneficial owner<br>實益擁有人 | 5,670,000 | 5,670,000 |
| Cheung Tat Sang, James<br>張達生 | Beneficial owner<br>實益擁有人 | 10,600,000 | 10,600,000 |
| Li Jian Hua<br>李建華 | Beneficial owner<br>實益擁有人 | 4,400,000 | 4,400,000 |
| | Held by spouse *(note 3)*<br>由配偶持有 *(附註3)* | 4,400,000 | 4,400,000 |
| | | 31,970,000 | 31,970,000 |

*Notes:*

1. Lam Wai Wah, Steven is deemed to be interested in 12,100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Chung King Yee, Cecilia.

2. Wong Pong Chun, James is deemed to be interested in 100,000 ordinary shares of the Company, being the interests held beneficially by his spouse, Lai Ching Mui, Stella.

3. Li Jian Hua is deemed to be interested in 4,400,000 share options of the Company, being the interests held beneficially by his spouse, Guo Yu Yan.

*附註：*

1. 林偉華被視為擁有12,100,000股由其配偶鍾琼綺實益擁有之本公司普通股權益。

2. 黃邦俊視為擁有100,000股由其配偶黎清梅實益擁有之本公司普通股權益。

3. 李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之本公司購股權權益。

Other than as disclosed above, none of the directors nor their associates had any interests or short positions in any shares and underlying shares of the Company or any of its associated corporations as at 31 December 2004.

除上文所披露者外，於二零零四年十二月三十一日，各董事或其聯繫人概無擁有本公司或其任何相聯法團之任何股份及相關股份權益或淡倉。

▷▷

## Share Options

Particulars of the Company's share option schemes are set out in note 31 to the financial statements.

The following table discloses movements in the Company's share options during the year:

## 購股權

有關本公司購股權計劃之詳情載於財務報表附註第31項。

本公司之購股權於年內之變動如下：

| | Option type 購股權類別 | Number of options outstanding at beginning of year 於年初尚未行使購股權數目 | Granted during year 年內授出 | Exercised during year 年內行使 | Number of options outstanding at end of year 於年終之未行使購股權數目 |
|---|---|---|---|---|---|
| **Category 1: Directors 第一類別：董事** | | | | | |
| Lam Wai Wah, Steven 林偉華 | 2001 | 6,900,000 | — | — | 6,900,000 |
| Wong Pong Chun, James 黃邦俊 | 2001 | 6,900,000 | — | (5,630,000) | 1,270,000 |
| | 2003 | — | 4,400,000 | — | 4,400,000 |
| Cheung Tat Sang, James 張達生 | 2001 | 6,900,000 | — | (700,000) | 6,200,000 |
| | 2003 | — | 4,400,000 | — | 4,400,000 |
| Li Jian Hua *(Note)* 李建華 *(附註)* | 2001 | 400,000 | — | (400,000) | — |
| | 2003 | — | 8,800,000 | — | 8,800,000 |
| | | 21,100,000 | 17,600,000 | (6,730,000) | 31,970,000 |

*Note:* Li Jian Hua is deemed to be interested in 4,400,000 2003 share options, being the interests held beneficially by his spouse, Guo Yu Yan.

*附註：*李建華被視為擁有4,400,000份由其配偶郭玉燕實益擁有之二零零三年購股權權益。

**Category 2: Substantial shareholder**

Other than the share options held by Lam Wai Wah, Steven as disclosed above, no share option has been granted to other substantial shareholders.

**第二類別：主要股東**

除上文所披露由林偉華持有之購股權外，本公司概無向其他主要股東授予購股權。

| | Option type 購股權類別 | Number of options outstanding at beginning of year 於年初尚未行使購股權數目 | Granted during year 年內授出 | Exercised during year 年內行使 | Number of options outstanding at end of year 於年終之未行使購股權數目 |
|---|---|---|---|---|---|
| **Category 3: Employees** | 2001 | 6,900,000 | — | (700,000) | 6,200,000 |
| **第三類別：僱員** | 2003 | — | 26,400,000 | — | 26,400,000 |
| | | 6,900,000 | 26,400,000 | (700,000) | 32,600,000 |

The closing price of the Company's shares immediately before 26 February 2004, the date of grant of the 2003 options, was HK$10.9.

本公司股份於緊接二零零四年二月二十六日(二零零三年購股權授出日期)前之收市價為10.9港元。

The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised was HK$9.78.

本公司股份於緊接購股權獲行使日期前之加權平均收市價為9.78港元。

The fair value of the options granted in the current year measured at the date of grant on 26 February 2004 was HK$0.09 per option. The following significant assumptions were used to derive the fair value using the Black-Scholes options pricing model:

本年度授出之購股權於授出日期二零零四年二月二十六日之公平價值為每購股權0.09港元。以下為根據柏力克—舒爾斯購股權定價模式計算公平價值時之重要假設：

| | |
|---|---|
| Expected life of options | 4.5 years |
| Expected volatility based on historical volatility of share prices | 10% |
| Expected annual dividend yield | 4.97% |
| Hong Kong Exchange Fund Notes rate | 2.12% |

| | |
|---|---|
| 購股權預計年期 | 4.5年 |
| 按以往股價波動幅度預計波動幅度 | 10% |
| 預計年度股息 | 4.97% |
| 香港外匯基金票據利率 | 2.12% |

For the purposes of the calculation of fair value, no adjustment has been made in respect of options expected to be forfeited, based on historical data.

就計算公平價值而言，根據以往數據，並無對預期沒收之購股權方面作出調整。

▷▷

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

柏力克－舒爾斯購股權定價模式必須引用高度主觀之假設，包括股價預期波幅。由於所引用之主觀假設對公平價值之估計有重大影響，故此董事認為，現有模式並不一定為可靠地估計購股權之公平價值的唯一方法。

## Arrangement to Acquire Shares or Debentures

## 購買股份或債券之安排

Other than the share option schemes disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

除上述披露之購股權計劃外，本公司或其任何附屬公司於年內並無參予任何安排，致使本公司之董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

## Substantial Shareholders

## 主要股東

As at 31 December 2004, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the Securities and Futures Ordinance shows that other than the interests disclosed above in respect of Lam Wai Wah, Steven, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company.

除上文所披露有關林偉華擁有之權益外，根據本公司遵照證券及期貨條例第336條所保存之主要股東登記冊所披露，截至二零零四年十二月三十一日，下列股東已知會本公司其於本公司之已發行股本中擁有之有關權益。

**Long positions**

**好倉**

Ordinary shares of HK$0.1 each of the Company

本公司每股面值0.1港元之普通股

| **Name of shareholder**<br>**股東姓名** | **Capacity**<br>**身分** | **Number of issued ordinary shares held**<br>**所持之已發行普通股數目** | **Percentage of the issued share capital of the Company**<br>**佔本公司之已發行股本百分比** |
|---|---|---|---|
| | | | % |
| Chan Kin Sun *(note 1)*<br>陳建新 *(附註1)* | Beneficial owner<br>實益擁有人 | 28,900,000 | 6.40 |
| | Held by spouse<br>由配偶持有 | 9,856,000 | 2.18 |
| | | 38,756,000 | 8.58 |
| Chan Lai Lan<br>陳麗蘭 | Beneficial owner<br>實益擁有人 | 35,096,000 | 7.77 |
| Cheah Cheng Hye *(note 2)*<br>謝清海 *(附註2)* | Held by controlled corporation<br>由受控制企業持有 | 27,164,000 | 6.01 |

*Notes:*

1. Chan Kin Sun and his spouse, Cheng Kwan Ying, Jennifer, are deemed to be interested in 38,756,000 shares of the Company.

2. Cheah Cheng Hye beneficially owns 31.82% of the issued share capital of Value Partners Limited.

*附註：*

1. 陳建新及其配偶鄭群英被視為擁有本公司38,756,000股股份權益。

2. 謝清海實益擁有 Value Partners Limited 已發行股本31.82%。

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 December 2004.

除上文所披露者外，截至二零零四年十二月三十一日，本公司並未獲悉任何其他本公司已發行股本之有關權益或淡倉。

## Emolument Policy

The emolument policy of the employees of the Group is set up by the Board of Directors on the basis of their merit, qualifications and competence.

The emoluments of the directors of the Company are decided by the Board of Directors, having regard to the Company's operating results, individual performance and comparable market statistics.

The Company has adopted share option schemes as an incentive to directors and eligible employees, details of the schemes are set out in note 31 to the financial statements.

## 薪酬政策

本集團僱員之薪酬政策乃由董事會按僱員之貢獻、資歷及能力釐定。

本公司董事之酬金乃由董事會經考慮本公司之經營業績、個人表現及可資比較市場統計數據釐定。

本公司已採納購股權計劃，作為對董事及合資格僱員之獎勵。有關計劃詳情載於財務報表附註第31項。

## Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

## 優先購買權

本公司之公司組織章程細則或開曼群島法例均無關於優先購買權之規定。本公司無須按此規定而按現有股東之持股比例發行新股。

## Purchases, Sales or Redemption of Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the year.

## 購回、出售或贖回上市證券

本年度內，本公司或其任何附屬公司概無購回、出售或贖回本公司之上市證券。

## Corporate Governance

The Company has complied throughout the year ended 31 December 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Company has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than the required standard set out in Appendix 10 to the Listing Rules (the "Model Code"). Having made specific enquiry of all directors, all directors confirmed they have complied with the required standard set out in the Model Code and the code of conduct regarding securities transactions by directors adopted by the Company.

## 企業監管

本公司在截至二零零四年十二月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則各項條文。

本公司已採納有關董事進行證券交易之行為守則，其條款與上市規則附錄十(「標準守則」)所規定之標準同等嚴謹。經向所有董事作出具體查詢後，董事確認，彼等均已遵守標準守則所規定之標準及本公司就董事進行證券交易而採納之行為守則。

The Group has received, from each of the independent non-executive directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive directors are independent.

本集團已根據上市規則第3.13條接獲各獨立非執行董事分別發出有關其獨立性的年度確認書。本公司認為所有獨立非執行董事均為獨立人士。

## Sufficiency of Public Float

## 公眾持股量充裕程度

The Company has maintained a sufficient public float throughout the year ended 31 December 2004.

本公司於截至二零零四年十二月三十一日止年度內一直維持足夠的公眾持股量。

## Donations

## 捐款

During the year, the Group made charitable and other donations amounting to HK$8,276,000.

於年內，本集團捐出為數8,276,000港元之慈善及其他捐款。

## Auditors

## 核數師

A resolution will be submitted to the Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

在本公司之股東週年大會上將提呈一項決議案，以重新委聘德勤•關黃陳方會計師行連任本公司核數師之職。

On behalf of the Board

承董事會命

**LAM WAI WAH, STEVEN**
*CHAIRMAN*

*主席*
**林偉華**

Hong Kong, 30 March 2005

香港，二零零五年三月三十日

# Auditors' Report 核數師報告書

**Deloitte.**
**德勤**

**To the Shareholders of Truly International Holdings Limited**
*(incorporated in the Cayman Islands with limited liability)*

We have audited the financial statements on pages 45 to 99 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

### Respective responsibilities of directors and auditors

The directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

### Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

**Deloitte Touche Tohmatsu**
*Certified Public Accountants*

**致信利國際有限公司股東**
*(於開曼群島註冊成立之有限公司)*

本核數師行已完成審核載於第45至99頁按照香港普遍採納之會計原則編製的財務報表。

### 董事及核數師的個別責任

貴公司之董事須負責編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東(作為法人)作出報告，除此以外別無其他用途。本行不會就本報告內容向任何其他人士承擔任何責任。

### 意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作出的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

### 意見

本行認為上述的財務報表均真實與公平地反映貴公司及　貴集團於二零零四年十二月三十一日的財務狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

**德勤 • 關黃陳方會計師行**
*執業會計師*

# Consolidated Income Statement 綜合收益表

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

| | | Notes 附註 | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|---|
| Turnover | 營業額 | 4 | **3,406,992** | 1,399,898 |
| Cost of sales | 銷售成本 | | **(2,615,969)** | (993,521) |
| Gross profit | 毛利 | | **791,023** | 406,377 |
| Other operating income | 其他經營收入 | | **16,061** | 7,861 |
| Distribution costs | 分銷成本 | | **(31,979)** | (39,189) |
| Administrative expenses | 行政費用 | | **(153,089)** | (131,717) |
| Profit from operations | 經營溢利 | 6 | **622,016** | 243,332 |
| Finance costs | 財務費用 | 7 | **(14,201)** | (9,665) |
| Share of results of an associate | 應佔一家聯營公司業績 | | **143** | 713 |
| Profit before taxation | 除税前溢利 | | **607,958** | 234,380 |
| Income tax expense | 所得税開支 | 10 | **(81,457)** | (41,731) |
| Net profit for the year | 本年度純利 | | **526,501** | 192,649 |
| Dividends | 股息 | 11 | **180,651** | 84,757 |
| EARNINGS PER SHARE | **每股盈利** | 12 | | |
| Basic | 基本 | | **HK$1.18港元** | HK$0.43港元 |
| Diluted | 攤薄 | | **HK$1.13港元** | HK$0.42港元 |

# Consolidated Balance Sheet 綜合資產負債表

At 31 December 2004 於二零零四年十二月三十一日

| | | Notes<br>附註 | **2004**<br>**二零零四年**<br>**HK$'000**<br>**千港元** | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|---|
| Non-current assets | 非流動資產 | | | |
| Property, plant and equipment | 物業、廠房及設備 | 13 | **893,897** | 821,557 |
| Intangible assets | 無形資產 | 14 | **28,796** | 39,152 |
| Goodwill | 商譽 | 15 | **413** | 531 |
| Interest in an associate | 一家聯營公司之權益 | 17 | **1,285** | 1,172 |
| Investment securities | 證券投資 | 18 | **7,800** | — |
| Deferred tax assets | 遞延税項資產 | 25 | **—** | 52 |
| | | | **932,191** | 862,464 |
| Current assets | 流動資產 | | | |
| Inventories | 存貨 | 19 | **445,500** | 291,095 |
| Trade and other receivables | 應收賬項及其他應收款項 | 20 | **550,832** | 406,380 |
| Short-term loans receivable | 短期應收貸款 | 21 | **1,500** | 3,937 |
| Amount due from an associate | 應收一家聯營公司款項 | | **1,071** | 2,380 |
| Tax recoverable | 可收回税項 | | **1,465** | 267 |
| Bank balances and cash | 銀行結存及現金 | | **476,388** | 164,556 |
| | | | **1,476,756** | 868,615 |
| Current liabilities | 流動負債 | | | |
| Trade and other payables | 應付賬項及其他應付款項 | 22 | **508,463** | 300,441 |
| Tax liabilities | 税項負債 | | **49,836** | 32,925 |
| Obligations under finance leases | 融資租約債務 | 23 | **5,326** | 10,400 |
| Bank borrowings | 銀行借貸 | 24 | **194,671** | 283,268 |
| | | | **758,296** | 627,034 |
| Net current assets | 流動資產淨額 | | **718,460** | 241,581 |
| Total assets less current liabilities | 資產總額減去流動負債 | | **1,650,651** | 1,104,045 |

| | | Notes<br>附註 | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|---|
| Non-current liabilities | 非流動負債 | | | |
| Obligations under finance leases | 融資租約債務 | 23 | **5,313** | 10,671 |
| Bank borrowings | 銀行借貸 | 24 | **218,029** | 81,250 |
| Deferred tax liabilities | 遞延稅項負債 | 25 | **19,370** | 16,892 |
| | | | **242,712** | 108,813 |
| | | | **1,407,939** | 995,232 |
| Capital and reserves | 資本及儲備 | | | |
| Share capital | 股本 | 26 | **45,168** | 44,425 |
| Reserves | 儲備 | | **1,362,771** | 950,807 |
| | | | **1,407,939** | 995,232 |

The financial statements on pages 45 to 99 were approved and authorised for issue by the Board of Directors on 30 March 2005 and are signed on its behalf by:

載於第45頁至99頁之財務報表已於二零零五年三月三十日獲董事會批准及授權刊發，並由下列董事代表簽署：

**Lam Wai Wah, Steven**
**林偉華**
*Director*
*董事*

**Wong Pong Chun, James**
**黃邦俊**
*Director*
*董事*

# Balance Sheet 資產負債表

At 31 December 2004 於二零零四年十二月三十一日

| | | Notes 附註 | 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|---|
| Non-current asset | 非流動資產 | | | |
| Interest in subsidiaries | 附屬公司之權益 | 16 | **524,162** | 377,102 |
| Current asset | 流動資產 | | | |
| Bank balances and cash | 銀行結存及現金 | | **392** | 72 |
| Current liabilities | 流動負債 | | | |
| Accrued charges | 應計費用 | | **147** | 58 |
| Amount due to a subsidiary | 應付一家附屬公司款項 | 16 | **192,617** | 62,196 |
| | | | **192,764** | 62,254 |
| Net current liabilities | 流動負債淨額 | | **(192,372)** | (62,182) |
| | | | **331,790** | 314,920 |
| Capital and reserves | 資本及儲備 | | | |
| Share capital | 股本 | 26 | **45,168** | 44,425 |
| Reserves | 儲備 | 27 | **286,622** | 270,495 |
| | | | **331,790** | 314,920 |

**Lam Wai Wah, Steven**
**林偉華**
*Director*
**董事**

**Wong Pong Chun, James**
**黃邦俊**
*Director*
**董事**

# Consolidated Statement of Changes in Equity 綜合權益變動表

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

| | | Share capital 股本 HK$'000 千港元 | Share premium 股份溢價 HK$'000 千港元 | Special reserve 特別儲備 HK$'000 千港元 | Capital redemption reserve 資本贖回儲備 HK$'000 千港元 | Negative goodwill 負商譽 HK$'000 千港元 | Exchange reserve 外匯儲備 HK$'000 千港元 | Retained profits 保留溢利 HK$'000 千港元 | Total 合計 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|---|---|
| At 1 January 2003 | 於二零零三年一月一日 | 44,425 | 250,288 | 990 | 82 | 996 | 1,552 | 565,994 | 864,327 |
| Exchange differences arising on translation of overseas operations not recognised in the income statement | 換算海外經營業務所產生而未於收益表內確認之外滙差額 | — | — | — | — | — | 452 | — | 452 |
| Net profit for the year | 本年度純利 | — | — | — | — | — | — | 192,649 | 192,649 |
| Dividends paid | 已付股息 | — | — | — | — | — | — | (62,196) | (62,196) |
| At 1 January 2004 | 於二零零四年一月一日 | 44,425 | 250,288 | 990 | 82 | 996 | 2,004 | 696,447 | 995,232 |
| Exchange differences arising on translation of overseas operations not recognised in the income statement | 換算海外經營業務所產生而未於收益表內確認之外滙差額 | — | — | — | — | — | 312 | — | 312 |
| Shares issued at premium | 按溢價發行股份 | 743 | 15,572 | — | — | — | — | — | 16,315 |
| Net profit for the year | 本年度純利 | — | — | — | — | — | — | 526,501 | 526,501 |
| Dividends paid | 已付股息 | — | — | — | — | — | — | (130,421) | (130,421) |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 45,168 | 265,860 | 990 | 82 | 996 | 2,316 | 1,092,527 | 1,407,939 |

The special reserve represents the difference between the nominal value of the shares of the subsidiaries acquired and the nominal value of the Company's shares issued for the acquisitions.

特別儲備乃指所收購附屬公司之股份面值與本公司就收購而發行之股份面值兩者間之差額。

The retained profits of the Group included retained profits of HK$785,000 (2003: HK$672,000) attributable to an associate of the Group.

本集團之保留溢利包括本集團一家聯營公司應佔之保留溢利785,000港元(二零零三年：672,000港元)。

# Consolidated Cash Flow Statement 綜合現金流量表

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

| | | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| OPERATING ACTIVITIES | **經營業務** | | |
| Profit from operations | 經營溢利 | **622,016** | 243,332 |
| Adjustments for: | 調整： | | |
| Interest income | 利息收入 | **(1,477)** | (1,280) |
| Amortisation of development expenditure | 攤銷發展支出 | **9,455** | 790 |
| Amortisation of trademarks | 攤銷商標 | **373** | 217 |
| Amortisation of goodwill | 攤銷商譽 | **118** | 59 |
| Write-off of development expenditure | 撇銷發展支出 | **781** | — |
| Depreciation and amortisation of property, plant and equipment | 折舊及攤銷物業、廠房及設備 | **112,421** | 86,965 |
| Loss on disposal/write-off of property, plant and equipment | 出售／撇銷物業、廠房及設備之虧損 | **2,362** | 16,353 |
| Operating cash flows before movements in working capital | 未計營運資金變動前之經營現金流量 | **746,049** | 346,436 |
| Increase in inventories | 存貨增加 | **(154,405)** | (126,708) |
| Increase in trade and other receivables | 應收賬項及其他應收款項增加 | **(144,452)** | (235,684) |
| Decrease (increase) in amount due from an associate | 應收一家聯營公司款項減少（增加） | **1,309** | (1,206) |
| Increase in trade and other payables | 應付賬項及其他應付款項增加 | **208,022** | 195,547 |
| Effect of realignment of foreign exchange rate | 重新調整滙率之影響 | **(31)** | 122 |
| Cash generated from operations | 經營業務所賺取之現金 | **656,492** | 178,507 |
| Hong Kong Profits Tax paid | 已繳香港利得稅 | **(17,370)** | (21,118) |
| People's Republic of China ("PRC") Enterprise Income Tax paid | 已繳中華人民共和國（「中國」）企業所得稅 | **(45,495)** | (11,257) |
| Overseas tax paid | 已繳海外稅項 | **(319)** | (632) |
| NET CASH FROM OPERATING ACTIVITIES | **經營業務所產生之淨額現金** | **593,308** | 145,500 |
| INVESTING ACTIVITIES | **投資業務** | | |
| Purchase of property, plant and equipment | 購買物業、廠房及設備 | **(187,195)** | (210,611) |
| Purchase of investment securities | 購買證券投資 | **(7,800)** | — |
| Acquisition of intangible assets | 購置無形資產 | **(253)** | (32,207) |
| Decrease in short-term loans receivable | 應收短期貸款減少 | **2,437** | 7,120 |
| Interest received | 已收利息 | **1,477** | 1,280 |
| Proceeds from disposals of property, plant and equipment | 出售物業、廠房及設備所得收入 | **100** | 10 |
| NET CASH USED IN INVESTING ACTIVITIES | **投資業務所耗用之淨額現金** | **(191,234)** | (234,408) |

| | | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| FINANCING ACTIVITIES | 融資活動 | | |
| New bank borrowings raised | 新造銀行借貸 | **631,226** | 330,447 |
| Repayment of bank borrowings | 償還銀行借貸 | **(583,420)** | (169,312) |
| Dividend paid | 已付股息 | **(130,421)** | (62,196) |
| Proceeds from issue of shares | 發行股份所得款項 | **16,315** | — |
| Repayment of obligations under finance leases | 融資租約債務之還款 | **(10,432)** | (31,905) |
| Interest paid on bank borrowings | 已付銀行借貸利息 | **(13,812)** | (8,473) |
| Interest paid on obligations under finance leases | 已付融資租約債務之利息 | **(389)** | (1,192) |
| NET CASH (USED IN) FROM FINANCING ACTIVITIES | 融資活動（所耗用）所產生之淨額現金 | **(90,933)** | 57,369 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 現金及現金等值項目增加（減少）淨額 | **311,141** | (31,539) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR | 年初之現金及現金等值項目 | **164,556** | 195,826 |
| EFFECT OF FOREIGN EXCHANGE RATE CHANGES | 滙率變動之影響 | **315** | 269 |
| CASH AND CASH EQUIVALENTS AT END OF THE YEAR | 年終之現金及現金等值項目 | **476,012** | 164,556 |
| Being: | 即為： | | |
| Bank balances and cash | 銀行結存及現金 | **476,388** | 164,556 |
| Bank overdrafts | 銀行透支 | **(376)** | — |
| | | **476,012** | 164,556 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 1. General

The Company was incorporated in the Cayman Islands under the Companies Law of the Cayman Islands as an exempted company. The Company is a public limited company with its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company acts as an investment holding company. Its subsidiaries are principally engaged in the business of manufacture and sale of liquid crystal display products and electronic consumer products including MP3 players, calculators, pagers and electronic components.

## 1. 一般事項

本公司在開曼群島根據開曼群島公司法例註冊成立為一間受豁免公司。本公司為一間公眾有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司乃投資控股公司，其附屬公司主要業務為製造及銷售液晶體顯示器及電子消費產品，包括 MP3 播放機、計算機、傳呼機及電子零件。

## 2. Potential Impact Arising from the Recently Issued Accounting Standards

In 2004, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are presented. These HKFRSs may result in changes in the future as to how the results and financial position are presented.

## 2. 近期頒佈之會計準則所產生之潛在影響

香港會計師公會頒佈於二零零四年多項新訂或經修訂之香港會計準則及香港財務申報準則(「香港財務申報準則」)(以下統稱「新香港財務申報準則」)，由二零零五年一月一日或之後開始的會計期間生效。本集團並無於截至二零零四年十二月三十一日止年度之財務報表中提早採納此等新香港財務申報準則。

本集團已開始研究該等新財務申報準則之潛在影響，惟目前未能確定該等新香港財務申報準則是否將對經營業績及財務狀況之呈列方式造成重大影響。該等新香港財務申報準則可能會影響日後業績及財務狀況之呈列方式。

## 3. Significant Accounting Policies

The financial statements have been prepared under the historical cost convention.

The financial statements have been prepared in accordance with accounting policies generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

**Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the effective date of acquisition.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

**Goodwill**

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

**Negative goodwill**

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

## 3. 主要會計政策

財務報表乃根據歷史成本慣例而編製。

本財務報表依據香港一般採納之會計政策而編製。所採納之主要會計政策如下：

**綜合賬目之基準**

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

年內收購之附屬公司業績由其個別實際收購日期起包括在綜合收益表內。

所有集團內公司間之主要交易及結餘在綜合賬目時均予以對銷。

**商譽**

綜合賬目所產生之商譽指收購成本超出本集團在收購當日應佔附屬公司或聯營公司可識別資產及負債之公平價值之數額。

商譽會撥作資本，並按其可使用經濟年期以直線法攤銷。收購聯營公司所產生之商譽計入聯營公司之賬面值。收購附屬公司所產生之商譽於資產負債表中個別呈列。

**負商譽**

負商譽指本集團在收購當日應佔附屬公司或聯營公司可識別資產及負債之公平價值超出收購成本之數額。

二零零一年一月一日之前收購附屬公司所產生之負商譽繼續存入儲備內，並會在出售有關附屬公司時計作收入。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 3. Significant Accounting Policies *(Continued)*

**Negative goodwill** *(Continued)*

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as a deduction from assets. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

**Investments in subsidiaries**

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

**Interest in an associate**

The consolidated income statement includes the Group's share of the post-acquisition results of its associate for the year. In the consolidated balance sheet, interest in an associate is stated at the Group's share of the net assets of the associate less any identified impairment loss.

**Revenue recognition**

Sales of goods are recognised when goods are delivered and title has passed.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from properties under operating leases is recognised on a straight-line basis over the relevant lease term.

## 3. 主要會計政策 *(續)*

**負商譽** *(續)*

二零零一年一月一日之後收購附屬公司而出現之負商譽會以扣減資產方式呈列。倘若負商譽因收購當日之預期會出現虧損或開支而產生，則負商譽將會在該等虧損或開支出現期間內轉撥往收入內。其餘之負商譽會在可識別之收購所得且會計算折舊之資產之餘下平均可使用年期內，以直線法確認為收入。倘若該負商譽超出收購所得並可識別之非貨幣資產之公平總值，則負商譽會即時確認為收入。

收購聯營公司所產生之負商譽自該聯營公司之賬面值中扣除。收購附屬公司所產生之負商譽則於資產負債表中個別呈列為自資產中扣除之項目。

**附屬公司之投資**

附屬公司之投資乃按成本值減去任何已識別之減值虧損，列入本公司之資產負債表內。

**聯營公司之權益**

綜合收益表納入本集團本年度應佔其聯營公司之收購後業績。在綜合資產負債表內，聯營公司之權益按本集團應佔該聯營公司資產淨值減去任何已識別之減值虧損列賬。

**收益確認**

貨品之銷售收入乃在貨品已經付運及擁有權已轉移之情況下確認。

利息收入乃根據尚未償還之本金額採用適用利率按時間基準累計。

根據經營租約之物業所得之收入於有關租期內按直線法確認。

## 3. Significant Accounting Policies *(Continued)*

### Property, plant and equipment

Property, plant and equipment, other than properties under development, are stated at cost less depreciation and amortisation, and any identified impairment losses.

Depreciation is provided to write off the cost of property, plant and equipment, other than properties under development, over their estimated useful lives, using the reducing balance method, at the following rates per annum:

| | |
|---|---|
| Furniture and fixtures | 15% to 50% |
| Plant and machinery | 15% to 40% |
| Motor vehicles | 25% to 45% |

The cost of buildings is depreciated over forty years or the terms of the respective leases, whichever is the shorter, using the straight-line method. The cost of leasehold land is amortised over the remaining unexpired terms of the respective leases using the straight-line method.

The gain or loss arising on disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated income statement.

### Investment securities

Investment securities are recognised on a trade-date basis and are initially measured at cost.

Investment securities, which are securities held for an identified long term strategic purpose, is measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

### Properties under development

Land and buildings in the course of development for production are carried at cost, less any identified impairment losses. Depreciation of these assets, on the same basis as other property within property, plant and equipment, commences when the assets are ready for their intended uses.

## 3. 主要會計政策（續）

### 物業、廠房及設備

物業、廠房及設備（發展中物業除外）按成本值減折舊及攤銷，與及任何已識別之減值虧損入賬。

物業、廠房及設備（發展中物業除外）之折舊乃採用餘額遞減法，按該等資產之估計可使用年期撇銷成本，各項折舊年率如下：

| | |
|---|---|
| 傢具及裝置 | 15%至50% |
| 設備及機器 | 15%至40% |
| 汽車 | 25%至45% |

樓宇成本採用直線法按四十年或有關租約年期之較短者計算折舊。租約土地則採用直線法於餘下之有關租約年期內予以攤銷。

出售或棄置資產時所產生之收益或虧損，乃該資產之銷售所得收入與賬面值之差額，並於收益表內確認。

### 證券投資

證券投資乃按交易日期基準確認，最初按成本值入賬。

證券投資為持有作已識別長期策略目的之證券，於其後報告日期按成本值減任何減值虧損（暫時性者除外）計算。

### 發展中物業

用作生產之發展中土地及樓宇均以成本值經減去任何已識別之減值虧損後入賬。當此等資產可作原定用途時，將與物業、廠房及設備內之其他物業以相同基準折舊。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 3. Significant Accounting Policies *(Continued)*

### Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its estimated useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

### Trademarks

Costs incurred in the registration of trademarks are capitalised and amortised on a straight-line basis over their estimated useful lives.

### Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

## 3. 主要會計政策 *(續)*

### 研究及發展支出

研究活動之支出於發生之年度內在收益表內確認為支出。

發展支出所帶來內部產生之無形資產在已界定清楚之項目之發展成本預計可透過將來商業活動而得回時方予以確認。所得之資產乃採用直線法按其估計可使用年期攤銷。

凡未有任何內部產生之無形資產可予以確認時，發展支出會於發生之期間內確認為支出。

### 商標

商標註冊所需成本會撥作資本，並按其估計可用年期以直線法攤銷。

### 減值

本集團會於每個結算日審閱其資產之賬面值，判斷是否有跡象顯示該等資產蒙受任何減值虧損。倘若估計資產之可收回金額低於其賬面值，則資產賬面值須減低至其可收回金額。減值虧損會即時確認為支出。

凡減值虧損其後出現逆轉，則資產賬面值須調升至其經修訂之估計可收回金額，惟該調升之賬面值不得超逾假設以往年度並無確認任何資產減值虧損而釐定之賬面值。減值虧損逆轉會即時確認為收入。

## 3. Significant Accounting Policies *(Continued)*

### Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

### Government grants
Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as deferred income and are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the consolidated income statement and are reported separately as other operating income.

### Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

## 3. 主要會計政策 *(續)*

### 存貨
存貨以成本值及可變現淨值兩者之較低值入賬。成本值以先入先出法計算。可變現淨值指於日常業務中之估計售價減完成出售所需之估計成本。

### 政府補助
政府補助在與相關費用配對所需之期間確認為收入。有關應折舊資產之補助呈列為遞延收入，於資產可使用年期內撥作收入。有關開支項目之補助於該等開支列入綜合收益表之相同期間確認，並獨立呈列為其他經營收入。

### 稅項
所得稅支出指現時應付稅項與遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利不包括已撥往其他年度之應課稅收入或可扣減支出項目，亦不包括可作免稅或不可扣稅之項目，故與收益表所列純利不同。

遞延稅項為就財務報表資產與負債賬面值及計算應課稅溢利所用相應稅基兩者間之差額而應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅暫時差額確認，而遞延稅項資產則按可能出現可利用暫時差額扣稅之應課稅溢利時提撥。倘於一項交易中，因商譽(或負商譽)或因業務合併以外原因開始確認其他資產及負債而引致之暫時差額既不影響應課稅務溢利、亦不影響會計溢利，則不會確認該等資產及負債。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 3. Significant Accounting Policies *(Continued)*

**Taxation** *(Continued)*

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

**Leased assets**

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable or receivable are charged or credited to the income statement on a straight-line basis over the relevant lease term.

## 3. 主要會計政策 *(續)*

**稅項** *(續)*

遞延稅項負債乃按因附屬公司及聯營公司之投資所產生之應課稅暫時差額而確認，惟倘本集團可令暫時差額撥回及暫時差額有可能不會於可見將來撥回之情況則除外。

遞延稅項資產之賬面值於每個結算日作出審閱，並於沒可能會有足夠應課稅溢利恢復全部或部份資產價值時作出調減。

遞延稅項乃按預期於負債清償或資產變現之期間之適用稅率計算。遞延稅項於收益表中扣除或計入收益表，惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況（在此情況下遞延稅項亦會於股本權益中處理）則除外。

**租賃資產**

凡租約之條款基本上將資產擁有權之全部風險及回報轉由本集團承擔者，即歸類為融資租約。根據融資租約持有之資產，一概按其於收購當日之公平價值撥作資本。對租賃者之相應債務（扣除利息費用）乃於資產負債表內列作融資租約債務。融資費用乃租賃承擔總額與所購入資產公平價值之差額，於有關租約期內自收益表中扣除，以計出一項每個會計期間債務結餘之固定分期支出。

其他租約全部列作經營租約，而應繳或應收之租金則按直線法於個別租約期內於收益扣除或計入收益表。

## 3. Significant Accounting Policies *(Continued)*

## 3. 主要會計政策（續）

### Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations are translated into Hong Kong dollars at the rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

### 外幣

以外幣結算之交易已按交易日之滙率初步紀錄。以外幣為結算單位之貨幣資產及負債則按結算日之滙率再次換算。滙兑損益撥入期內之溢利淨額或虧損淨額。

於綜合賬目時，本集團海外業務之資產與負債按結算日之適用率換算。收入及開支項目按期內之平均滙率換算。所產生之滙兑差額（如有）歸類為股本及轉撥至本集團之換算儲備。此等換算差額乃於出售業務之期間內確認為收入或支出。

### Retirement benefit costs

Payments to the defined contribution retirement benefit schemes are charged as an expense as they fall due.

### 退休福利計劃

就定額供款退休福利計劃作出之款項於到期日列為支出扣除。

## 4. Turnover

## 4. 營業額

Turnover represents the net proceeds received and receivable on the sale of goods during the year, and is analysed as follows:

營業額指本年度銷售貨品之收訖及應收之款項淨額，其分析如下：

| | | **2004**<br>**二零零四年**<br>**HK$'000**<br>**千港元** | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| Sales of liquid crystal display ("LCD") products | 銷售液晶體顯示器（「液晶體顯示器」）產品 | **3,138,393** | 1,222,535 |
| Sales of electronic consumer products | 銷售電子消費產品 | **268,599** | 177,363 |
| | | **3,406,992** | 1,399,898 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 5. Business and Geographical Segments

**Business segments**

For management purposes, the Group is currently organised into two operating divisions — LCD products and electronic consumer products. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

LCD products — manufacture and distribution of LCD products

Electronic consumer products — manufacture and distribution of electronic consumer products

Segment information about these businesses is presented below:

## 5. 業務及地區分類

**業務分類**

就管理目的而言，本集團目前經營兩大業務 — 液晶體顯示器產品與電子消費產品，本集團以此等分類作為呈報其主要分類資料之基準。

主要業務如下：

液晶體顯示器產品 — 製造及分銷液晶體顯示器產品

電子消費產品 — 製造及分銷電子消費產品

此等業務之分類資料呈列如下：

**2004**

**二零零四年**

| | | LCD products 液晶體顯示器產品 HK$'000 千港元 | Electronic consumer products 電子消費產品 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|
| REVENUE | 收益 | | | |
| External sales | 外銷 | 3,138,393 | 268,599 | 3,406,992 |
| RESULT | 業績 | | | |
| Segment result | 分類業績 | 618,989 | 2,625 | 621,614 |
| Interest income | 利息收入 | | | 1,477 |
| Unallocated corporate expenses | 未分配之公司費用 | | | (1,075) |
| Profit from operations | 經營溢利 | | | 622,016 |
| Finance costs | 財務費用 | | | (14,201) |
| Share of results of an associate | 應佔一家聯營公司業績 | — | 143 | 143 |
| Profit before taxation | 除税前溢利 | | | 607,958 |
| Income tax expense | 所得税支出 | | | (81,457) |

## 5. Business and Geographical Segments *(Continued)* 5. 業務及地區分類 *(續)*

**Business segments** *(Continued)* 業務分類 *(續)*
**2004** 二零零四年

**BALANCE SHEET** 資產負債表

| | | LCD products 液晶體顯示器產品 HK$'000 千港元 | Electronic consumer products 電子消費產品 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|
| ASSETS | **資產** | | | |
| Segment assets | 分類資產 | **2,152,909** | **243,596** | **2,396,505** |
| Interest in an associate | 一家聯營公司之權益 | **—** | **1,285** | **1,285** |
| Investment securities | 證券投資 | **7,800** | **—** | **7,800** |
| Tax recoverable | 可收回税項 | | | **1,465** |
| Unallocated corporate assets | 未分配之公司資產 | | | **1,892** |
| Consolidated total assets | 綜合資產總額 | | | **2,408,947** |
| LIABILITIES | **負債** | | | |
| Segment liabilities | 分類負債 | **465,083** | **43,184** | **508,267** |
| Tax liabilities | 税項負債 | | | **49,836** |
| Deferred tax liabilities | 遞延税項負債 | | | **19,370** |
| Unallocated corporate liabilities | 未分配之公司負債 | | | **423,535** |
| Consolidated total liabilities | 綜合負債總額 | | | **1,001,008** |

**OTHER INFORMATION** 其他資料

| | | LCD products 液晶體顯示器產品 HK$'000 千港元 | Electronic consumer products 電子消費產品 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|
| Capital additions | 增加資本 | **144,930** | **42,518** | **187,448** |
| Depreciation and amortisation | 折舊及攤銷 | **105,635** | **16,732** | **122,367** |
| Loss on disposal/write-off of property plant and equipment | 出售／撇銷物業、廠房及設備之虧損 | **1,059** | **1,303** | **2,362** |
| Write-off of development expenditure | 撇銷發展支出 | **—** | **781** | **781** |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 5. Business and Geographical Segments *(Continued)* 5. 業務及地區分類(續)

**Business segments** *(Continued)* **業務分類**(續)

2003 二零零三年

| | | LCD products 液晶體顯示器產品 HK$'000 千港元 | Electronic consumer products 電子消費產品 HK$'000 千港元 | Eliminations 對銷 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|---|
| REVENUE | **收益** | | | | |
| External sales | 外銷 | 1,222,535 | 177,363 | — | 1,399,898 |
| Inter-segment sales | 分類間之銷售 | 500 | — | (500) | — |
| Total revenue | 總收益 | 1,223,035 | 177,363 | (500) | 1,399,898 |
| Inter-segment sales are charged at cost. | 分類間之銷售按成本值進行。 | | | | |
| RESULT | **業績** | | | | |
| Segment result | 分類業績 | 262,772 | (20,004) | — | 242,768 |
| Interest income | 利息收入 | | | | 1,280 |
| Unallocated other operating income | 未分配之其他經營收入 | | | | 14 |
| Unallocated corporate expenses | 未分配之公司費用 | | | | (730) |
| Profit from operations | 經營溢利 | | | | 243,332 |
| Finance costs | 財務費用 | | | | (9,665) |
| Share of results of an associate | 應佔一家聯營公司業績 | — | 713 | — | 713 |
| Profit before taxation | 除稅前溢利 | | | | 234,380 |
| Income tax expense | 所得稅支出 | | | | (41,731) |
| Net profit for the year | 本年度純利 | | | | 192,649 |

## 5. Business and Geographical Segments *(Continued)* 5. 業務及地區分類（續）

**Business segments** *(Continued)* 業務分類（續）
2003 二零零三年

**BALANCE SHEET** 資產負債表

| | | LCD products 液晶體顯示器產品 HK$'000 千港元 | Electronic consumer products 電子消費產品 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|
| ASSETS | **資產** | | | |
| Segment assets | 分類資產 | 1,152,658 | 576,858 | 1,729,516 |
| Interest in an associate | 一家聯營公司之權益 | — | 1,172 | 1,172 |
| Deferred tax assets | 遞延稅項資產 | | | 52 |
| Tax recoverable | 可收回稅項 | | | 267 |
| Unallocated corporate assets | 未分配之公司資產 | | | 72 |
| Consolidated total assets | 綜合資產總額 | | | 1,731,079 |
| LIABILITIES | **負債** | | | |
| Segment liabilities | 分類負債 | 265,577 | 34,805 | 300,382 |
| Tax liabilities | 稅項負債 | | | 32,925 |
| Deferred tax liabilities | 遞延稅項負債 | | | 16,892 |
| Unallocated corporate liabilities | 未分配之公司負債 | | | 385,648 |
| Consolidated total liabilities | 綜合負債總額 | | | 735,847 |

**OTHER INFORMATION** 其他資料

| | | LCD products 液晶體顯示器產品 HK$'000 千港元 | Electronic consumer products 電子消費產品 HK$'000 千港元 | Consolidated 綜合 HK$'000 千港元 |
|---|---|---|---|---|
| Capital additions | 增加資本 | 198,155 | 58,753 | 256,908 |
| Depreciation and amortisation | 折舊及攤銷 | 57,315 | 30,716 | 88,031 |
| Loss on disposal/write-off of property, plant and equipment | 出售／撇銷物業、廠房及設備之虧損 | 15,770 | 583 | 16,353 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 5. Business and Geographical Segments *(Continued)*

### Geographical segments

The Group's manufacturing operation is located in the People's Republic of China other than Hong Kong (the "PRC"). The sales and marketing functions are located at all reportable segments as listed below.

The turnover of the Group, analysed by geographical segments, is as follows:

## 5. 業務及地區分類（續）

### 地區分類

本集團之製造業務位於中華人民共和國（「中國」，不包括香港），銷售及市場推廣業務則位於下文所呈列之所有地區。

本集團之營業額按地區分類之分析如下：

| | | Turnover by geographical segments 按地區分類之營業額 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| The PRC | 中國 | **2,265,565** | 735,278 |
| South Korea | 南韓 | **443,167** | 204,505 |
| Japan | 日本 | **241,350** | 186,736 |
| Hong Kong | 香港 | **135,207** | 102,822 |
| Europe | 歐洲 | **113,778** | 73,083 |
| Others | 其他 | **207,925** | 97,474 |
| | | **3,406,992** | 1,399,898 |

## 5. Business and Geographical Segments *(Continued)*

## 5. 業務及地區分類 *(續)*

**Geographical segments** *(Continued)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

**地區分類** *(續)*

以下是按資產所在地區分析之分類資產賬面值以及添置之物業、廠房及設備以及無形資產：

| | | Carrying amount of segment assets 分類資產賬面值 | | Additions to property, plant and equipment and intangible assets 物業、廠房及設備以及無形資產之添置 | |
|---|---|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| The PRC | 中國 | **1,439,717** | 1,274,992 | **179,408** | 223,727 |
| Hong Kong | 香港 | **945,114** | 431,603 | **7,792** | 32,902 |
| Europe | 歐洲 | **13,179** | 13,250 | **222** | 244 |
| Others | 其他 | **10,937** | 11,234 | **26** | 35 |
| | | **2,408,947** | 1,731,079 | **187,448** | 256,908 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 6. Profit from Operations　6. 經營溢利

| | | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| Profit from operations has been arrived at after charging: | 經營溢利已扣除： | | |
| Depreciation and amortisation on property, plant and equipment | 折舊及攤銷物業、廠房及設備 | **112,421** | 86,965 |
| Amortisation on: | 攤銷： | | |
| Development expenditure included in cost of sales | 發展支出（計入銷售成本） | **9,455** | 790 |
| Trademarks included in administrative expenses | 商標（計入行政費用） | **373** | 217 |
| Goodwill included in administrative expenses | 商譽（計入行政費用） | **118** | 59 |
| | | **122,367** | 88,031 |
| Staff costs, inclusive of directors' remuneration: | 員工成本（包括董事酬金）： | | |
| Salaries and other benefits | 薪金及其他福利 | **148,643** | 119,226 |
| Retirement benefits scheme contributions | 退休福利計劃供款 | **6,108** | 4,131 |
| | | **154,751** | 123,357 |
| Auditors' remuneration | 核數師酬金 | | |
| Current year | 本年度 | **1,278** | 1,017 |
| Underprovision in prior year | 以往年度撥備不足 | **270** | — |
| Loss on disposal/write-off of property, plant and equipment | 出售／撇銷物業、廠房及設備之虧損 | **2,362** | 16,353 |
| Operating lease rental in respect of: | 經營租約租金來自： | | |
| Rented premises | 租賃物業 | **2,695** | 2,449 |
| Other equipment | 其他設備 | **587** | 516 |
| Net foreign exchange loss | 外滙虧損淨額 | **9,265** | — |
| Write-off of development expenditure | 撇銷發展支出 | **781** | — |
| and after crediting: | 並撥回： | | |
| Interest income | 利息收入 | **1,477** | 1,280 |
| Net foreign exchange gain | 外滙收益淨額 | **—** | 197 |
| Rental income under operating lease, with negligible outgoings | 經營租約之租金收入（包括小額支銷） | **1,745** | 509 |

## 7. Finance Costs　7. 財務費用

| | | 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Interest on: | 利息： | | |
| Bank borrowings wholly repayable within five years | 須於五年內全部償還之銀行借貸 | **13,812** | 8,473 |
| Finance leases | 融資租約 | **389** | 1,192 |
| | | **14,201** | 9,665 |

## 8. Directors' Remuneration　8. 董事酬金

| | | 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Directors' fees: | 董事袍金： | | |
| Executive | 執行 | **—** | — |
| Non-executive | 非執行 | **—** | 50 |
| Independent non-executive | 獨立非執行 | **100** | 40 |
| Other emoluments paid to the executive directors: | 支付予執行董事之其他酬金： | | |
| Salaries and other benefits | 薪金及其他福利 | **7,198** | 6,442 |
| Performance related incentive payments | 與業績掛鈎之獎金 | **4,642** | 7,792 |
| Contributions to retirement benefit scheme | 退休福利計劃供款 | **84** | 72 |
| | | **12,024** | 14,396 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 8. Directors' Remuneration (Continued) 8. 董事酬金

Emoluments of the directors were within the following bands:

董事酬金之金額介乎：

| | | **2004 二零零四年 Number of directors 董事數目** | 2003 二零零三年 Number of directors 董事數目 |
|---|---|---|---|
| Nil to HK$1,000,000 | 零港元至1,000,000港元 | **3** | 3 |
| HK$1,000,001 to HK$1,500,000 | 1,000,001港元至1,500,000港元 | **1** | 1 |
| HK$1,500,001 to HK$2,000,000 | 1,500,001港元至2,000,000港元 | **1** | 2 |
| HK$2,500,001 to HK$3,000,000 | 2,500,001港元至3,000,000港元 | **1** | — |
| HK$6,000,001 to HK$6,500,000 | 6,000,001港元至6,500,000港元 | **1** | — |
| HK$9,500,001 to HK$10,000,000 | 9,500,001港元至10,000,000港元 | **—** | 1 |

There is no particular basis of determination of performance related incentive payment for the two years ended 31 December 2004.

截至二零零四年十二月三十一日止兩個年度，並無按特定基準釐定與業績掛鈎之獎金。

## 9. Employees' Emoluments 9. 僱員酬金

Of the five individuals with the highest emoluments in the Group, three (2003: three) were directors of the Company whose emoluments are set out in note 8 above. The emoluments of the remaining two (2003: two) individuals were as follows:

本集團五名最高薪酬人士包括三名(二零零三年：三名)本公司之董事，其酬金詳情已載於上文附註第8項。其餘兩名(二零零三年：兩名)僱員之酬金如下：

| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Salaries and other benefits | 薪金及其他福利 | **1,792** | 2,985 |
| Performance related incentive payments | 與業績掛鈎之獎金 | **1,147** | 1,600 |
| Contributions to retirement benefit scheme | 退休福利計劃供款 | **24** | 36 |
| | | **2,963** | 4,621 |

## 9. Employees' Emoluments *(Continued)*

## 9. 僱員酬金（續）

Their emoluments were within the following bands:

有關僱員酬金之金額介乎：

| | | **2004 二零零四年 Number of employees 僱員數目** | 2003 二零零三年 Number of employees 僱員數目 |
|---|---|---|---|
| HK$1,000,001 to HK$1,500,000 | 1,000,001港元至1,500,000港元 | **1** | — |
| HK$1,500,001 to HK$2,000,000 | 1,500,001港元至2,000,000港元 | **1** | — |
| HK$2,000,001 to HK$2,500,000 | 2,000,001港元至2,500,000港元 | **—** | 2 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 10. Income Tax Expense 10. 所得稅支出

| | | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| Current tax: | 即期稅項： | | |
| Hong Kong | 香港 | **29,976** | 15,660 |
| PRC | 中國 | **46,635** | 22,220 |
| Other jurisdictions | 其他司法權區 | **657** | 632 |
| | | **77,268** | 38,512 |
| Underprovision in prior years: | 以往年度撥備不足： | | |
| Hong Kong | 香港 | **1,330** | 4,192 |
| PRC | 中國 | **299** | — |
| | | **1,629** | 4,192 |
| Deferred tax *(note 25)*: | 遞延稅項 *(附註第25項)*： | | |
| Current year | 本年度 | **2,530** | (2,800) |
| Attributable to a change in tax rate | 稅率變動所產生 | **—** | 1,666 |
| | | **2,530** | (1,134) |
| Taxation attributable to the Company and its subsidiaries | 本公司及其附屬公司應佔之稅項 | **81,427** | 41,570 |
| Share of taxation attributable to an associate | 一家聯營公司應佔稅項 | **30** | 161 |
| | | **81,457** | 41,731 |

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year.

香港利得稅乃根據年內之估計應課稅溢利按17.5%(二零零三年：17.5%)之稅率計算。

## 10. Income Tax Expense *(Continued)*

Pursuant to the relevant laws and regulations in the PRC, one of the Company's PRC subsidiaries, 廣東省汕尾市信利半導體有限公司, is entitled to exemption from PRC enterprise income tax for the first two years commencing from its first profit-making year of operation and thereafter, this PRC subsidiary will be entitled to a 50% relief from PRC enterprise income tax for the following three years and is entitled to a 50% relief starting from 2003. Taxation for the other PRC subsidiaries and arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

For Hong Kong Profits Tax purposes, one of the Company's subsidiaries has been claiming that 50% of its assessable profits are attributable to its manufacturing operation in the PRC and are therefore offshore in nature and non-taxable.

## 10. 所得稅支出 *(續)*

根據中國相關法律及規例，本公司其中一家中國附屬公司廣東省汕尾市信利半導體有限公司有權於首個獲利之營運年度起計首兩年獲豁免中國企業所得稅，並於其後三年享有中國企業所得稅50%寬減，以及有權由二零零三年起享有中國企業所得稅50%寬減。其他中國附屬公司及於其他司法權區所產生之稅項乃根據有關司法權區適用之稅率計算。

就申報香港利得稅而言，本公司其中一家附屬公司已報稱其約50%應課稅溢利乃來自於中國之製造業務，故屬離岸性質及無需課稅。

# ▷▷ Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 10. Income Tax Expense *(Continued)*

## 10. 所得税支出 *(續)*

The tax charge for the year can be reconciled to the profit before taxation per the income statement as follows:

本年度之税項支出與收益表之除税前溢利之對賬如下：

| | | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| Profit before taxation | 除税前溢利 | **607,958** | 234,380 |
| Tax at the Hong Kong profits tax rate of 17.5% | 根據香港利得税税率17.5%計算之税項 | **106,393** | 41,017 |
| Tax effect of share of results of an associate | 應佔一家聯營公司業績之税務影響 | **5** | 37 |
| Tax effect of expenses not deductible for tax purpose | 不可扣税支出之税務影響 | **3,153** | 1,391 |
| Tax effect of income not taxable for tax purpose | 不可課税收入之税務影響 | **(472)** | (53) |
| Underprovision in respect of prior year | 以往年度撥備不足 | **1,629** | 4,192 |
| Tax effect of tax losses not recognised | 未確認税務虧損之税務影響 | **726** | 2,263 |
| Utilisation of tax losses previously not recognised | 動用以往未確認之税務虧損 | **(225)** | (469) |
| Effect of tax concession granted to PRC subsidiaries | 中國附屬公司獲授税務優惠之影響 | **(40,816)** | (21,859) |
| Effect of Hong Kong profits tax on concessionary rate | 以優惠税率計算香港利得税之影響 | **(13,495)** | — |
| Increase in opening deferred tax liability resulting from an increase in applicable tax rate | 因適用税率增加而引致之期初遞延税項負債增加 | **—** | 1,666 |
| Effect of different tax rates of subsidiaries operating in other jurisdictions | 於其他司法權區經營之附屬公司税率不同之影響 | **24,480** | 12,989 |
| Others | 其他 | **79** | 557 |
| Tax expense for the year | 本年度税項支出 | **81,457** | 41,731 |

## 11. Dividends

## 11. 股息

| | | 2004<br>二零零四年<br>HK$'000<br>千港元 | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| Interim dividend paid of 17 HK cents (2003: 7 HK cents) per share | 已派發中期股息每股17港仙（二零零三年：7港仙） | **76,762** | 31,098 |
| Final dividend proposed of 23 HK cents (2003: 12 HK cents) per share | 建議派發末期股息每股23港仙（二零零三年：12港仙） | **103,889** | 53,659 |
| | | **180,651** | 84,757 |

The final dividend of 23 HK cents (2003: 12 HK cents) per share, amounting to HK$103,889,000, has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

末期股息每股23港仙（二零零三年：12港仙），達103,889,000港元已由董事建議，並須經由股東於應屆股東週年大會上批准。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 12. Earnings Per Share

The calculation of the basic and diluted earnings per share is based on the following data:

## 12. 每股盈利

每股基本盈利及每股攤薄盈利乃按下列數據計算：

| | | 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Earnings for the purposes of basic and diluted earnings per share | 用作計算每股基本盈利及每股攤薄盈利之盈利 | **526,501** | 192,649 |

| | | 2004 二零零四年 Number of shares 股數 | 2003 二零零三年 Number of shares 股數 |
|---|---|---|---|
| Weighted average number of ordinary shares for the purposes of basic earnings per share | 用作計算每股基本盈利之加權平均普通股數目 | **447,983,270** | 444,259,527 |
| Effect of dilutive potential ordinary shares — share options | 潛在普通股攤薄影響 — 購股權 | **18,571,052** | 13,454,880 |
| Weighted average number of ordinary shares for the purposes of diluted earnings per share | 用作計算每股攤薄盈利之加權平均普通股數目 | **466,554,322** | 457,714,407 |

## 13. Property, Plant and Equipment

## 13. 物業、廠房及設備

| | | Properties under development 發展中物業 HK$'000 千港元 | Land and buildings 土地及樓宇 HK$'000 千港元 | Furniture and fixtures 傢俬及裝置 HK$'000 千港元 | Plant and machinery 廠房及機器 HK$'000 千港元 | Motor vehicles 汽車 HK$'000 千港元 | Total 總額 HK$'000 千港元 |
|---|---|---|---|---|---|---|---|
| **THE GROUP** | **本集團** | | | | | | |
| COST | 成本值 | | | | | | |
| At 1 January 2004 | 於二零零四年一月一日 | 42,387 | 352,925 | 60,491 | 964,517 | 11,018 | 1,431,338 |
| Currency realignment | 貨幣調整 | — | — | 112 | — | — | 112 |
| Reclassification | 重新分類 | (20,449) | 20,449 | — | — | — | — |
| Additions | 添置 | 5,737 | — | 8,570 | 164,681 | 8,207 | 187,195 |
| Disposals/write-off | 出售／撇銷 | — | — | (134) | (12,793) | (925) | (13,852) |
| **At 31 December 2004** | **於二零零四年十二月三十一日** | **27,675** | **373,374** | **69,039** | **1,116,405** | **18,300** | **1,604,793** |
| DEPRECIATION AND AMORTISATION | 折舊及攤銷 | | | | | | |
| At 1 January 2004 | 於二零零四年一月一日 | — | 64,966 | 37,907 | 498,418 | 8,490 | 609,781 |
| Currency realignment | 貨幣調整 | — | — | 84 | — | — | 84 |
| Provided for the year | 本年度撥備 | — | 8,740 | 4,971 | 95,471 | 3,239 | 112,421 |
| Eliminated on disposals/write-off | 出售／撇銷對銷 | — | — | (61) | (10,513) | (816) | (11,390) |
| **At 31 December 2004** | **於二零零四年十二月三十一日** | **—** | **73,706** | **42,901** | **583,376** | **10,913** | **710,896** |
| NET BOOK VALUES | 賬面淨值 | | | | | | |
| **At 31 December 2004** | **於二零零四年十二月三十一日** | **27,675** | **299,668** | **26,138** | **533,029** | **7,387** | **893,897** |
| At 31 December 2003 | 於二零零三年十二月三十一日 | 42,387 | 287,959 | 22,584 | 466,099 | 2,528 | 821,557 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 13. Property, Plant and Equipment *(Continued)* 13. 物業、廠房及設備（續）

| | | 2004 二零零四年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| The net book value of the Group's property interests shown above comprises: | 上述本集團物業權益之賬面淨值包括： | | |
| Leasehold properties in Hong Kong held under medium term leases | 根據中期租約在香港持有之租賃物業 | **7,971** | 8,225 |
| Leasehold properties in the PRC held under medium term leases | 根據中期租約在中國持有之租賃物業 | **291,697** | 279,734 |
| | | **299,668** | 287,959 |
| Properties under development in the PRC held under medium term leases | 根據中期租約在中國持有之發展中物業 | **27,675** | 42,387 |
| | | **327,343** | 330,346 |

The net book value of plant and machinery includes an amount of HK$14,700,000 (2003: HK$45,460,000) in respect of assets held under finance leases.

廠房及機器賬面淨值包括根據融資租約而持有之一筆為數14,700,000港元（二零零三年：45,460,000港元）之資產。

## 14. Intangible Assets

## 14. 無形資產

| | | Development expenditure 發展支出 HK$'000 千港元 | Trademarks 商標 HK$'000 千港元 | Total 總額 HK$'000 千港元 |
|---|---|---|---|---|
| **THE GROUP** | **本集團** | | | |
| COST | **成本值** | | | |
| At 1 January 2004 | 於二零零四年一月一日 | 50,434 | 2,646 | 53,080 |
| Additions | 增加 | — | 253 | 253 |
| Write off | 撇銷 | (11,512) | — | (11,512) |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 38,922 | 2,899 | 41,821 |
| AMORTISATION | **攤銷** | | | |
| At 1 January 2004 | 於二零零四年一月一日 | 11,835 | 2,093 | 13,928 |
| Provided for the year | 本年度撥備 | 9,455 | 373 | 9,828 |
| Eliminated on write-off | 撇銷對銷 | (10,731) | — | (10,731) |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 10,559 | 2,466 | 13,025 |
| NET BOOK VALUES | **賬面淨值** | | | |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 28,363 | 433 | 28,796 |
| At 31 December 2003 | 於二零零三年十二月三十一日 | 38,599 | 553 | 39,152 |

Development expenditure and trademarks are amortised on a straight-line basis at 25% per annum.

發展支出及商標乃按年率25%以直線法攤銷。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 15. Goodwill 15. 商譽

| | | THE GROUP 本集團 HK$'000 千港元 |
|---|---|---|
| COST | 成本值 | |
| At 1 January 2004 and 31 December 2004 | 於二零零四年一月一日及二零零四年十二月三十一日 | 590 |
| AMORTISATION | 攤銷 | |
| At 1 January 2004 | 於二零零四年一月一日 | 59 |
| Charge for the year | 本年度攤銷 | 118 |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 177 |
| NET BOOK VALUE | 賬面淨值 | |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 413 |
| At 31 December 2003 | 於二零零三年十二月三十一日 | 531 |

The amortisation period adopted for goodwill is 5 years.

商譽所用之攤銷期為五年。

## 16. Interest in Subsidiaries 16. 附屬公司之權益

| | | THE COMPANY 本公司 2004 二零零四年 HK$'000 千港元 | THE COMPANY 本公司 2003 二零零三年 HK$'000 千港元 |
|---|---|---|---|
| Unlisted investments, at cost | 非上市投資(按成本值) | **64,002** | 64,002 |
| Amounts due from subsidiaries | 附屬公司欠款 | **460,160** | 313,100 |
| | | **524,162** | 377,102 |
| Amount due to a subsidiary | 應付一家附屬公司款項 | **192,617** | 62,196 |

## 16. Interest in Subsidiaries *(Continued)*

The directors confirmed that the amounts due from subsidiaries are unsecured, interest free and are not repayable within twelve months of the balance sheet date and, accordingly, the amounts are shown as non-current.

Amount due to a subsidiary is unsecured, interest free and repayable on demand.

Details of the subsidiaries at 31 December 2004 are set out in note 35.

## 16. 附屬公司之權益 *(續)*

董事確認，該筆附屬公司欠款為無擔保，免息並毋須於結算日起計十二個月內償還，因此列作非流動資產。

應付一家附屬公司款項為無擔保、免息及須應要求償還。

各附屬公司於二零零四年十二月三十一日之詳情載於附註第35項。

## 17. Interest in an Associate

## 17. 一家聯營公司之權益

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Share of net assets | 應佔淨資產 | **1,285** | 1,172 |

Particulars of the associate of the Group at 31 December 2004 are as follows:

該聯營公司於二零零四年十二月三十一日之詳情如下：

| **Name of associate 聯營公司名稱** | **Form of business structure 經營架構形式** | **Country of incorporation/ operation 註冊成立／營業所在國家** | **Class of shares held 所持股份類別** | **Percentage of issued share capital held by the Group 本集團持有之已發行股本百分比** | **Principal activities 主要業務** |
|---|---|---|---|---|---|
| Fast Clean (Korea) Ltd. | Incorporated 註冊為法團 | South Korea 南韓 | Ordinary 普通股 | 50% | Trading in electric consumer products 電動消費產品貿易 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 18. Investment Securities 18. 證券投資

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Unlisted equity shares, at cost | 非上市股本股份(按成本值) | **7,800** | — |

## 19. Inventories 19. 存貨

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Raw materials | 原材料 | **167,573** | 117,302 |
| Work in progress | 在製品 | **102,183** | 101,403 |
| Finished goods | 製成品 | **175,744** | 72,390 |
| | | **445,500** | 291,095 |

Included above are work in progress of HK$31,333,000 (2003: HK$8,942,000) and finished goods of HK$4,407,000 (2003: HK$28,096,000) which are carried at net realisable values.

上述包括價值31,333,000港元(二零零三年:8,942,000港元)之在製品及價值4,407,000港元(二零零三年:28,096,000港元)之製成品,均以可變現淨值列賬。

## 20. Trade and Other Receivables

## 20. 應收賬項及其他應收款項

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

本集團之政策為給予其貿易客戶平均30至90天的信貸期。

The following is an aged analysis of accounts receivable at the balance sheet date:

於結算日之應收賬項賬齡分析如下：

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Within 60 days | 60天以內 | **379,284** | 303,442 |
| 61 to 90 days | 61至90天 | **45,629** | 33,010 |
| More than 90 days | 90天以上 | **40,022** | 13,392 |
| | | **464,935** | 349,844 |

## 21. Short-term Loans Receivable

## 21. 短期應收貸款

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Interest bearing *(note a)* | 計息 *(附註a)* | **1,500** | 3,000 |
| Non-interest bearing *(note b)* | 不計息 *(附註b)* | **—** | 937 |
| | | **1,500** | 3,937 |

*Notes:*

a. The interest bearing loans are unsecured, bear interest at 10% (2003: 10%) per annum and are repayable in 2005.

b. The non-interest bearing loans were unsecured and fully repaid during the year.

*附註：*

a. 該筆計息貸款為無擔保，按年利率10厘(二零零三年：10厘)計息並須於二零零五年償還。

b. 該筆不計息貸款為無擔保並須於年內償還。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 22. Trade and Other Payables

The following is an aged analysis of accounts payable at the balance sheet date:

## 22. 應付賬項及其他應付款項

於結算日之應付賬項賬齡分析如下：

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Aged analysis of trade payables: | 應付賬項賬齡分析： | | |
| Within 60 days | 60天以內 | **342,951** | 204,064 |
| 61 to 90 days | 61至90天 | **21,656** | 15,205 |
| More than 90 days | 90天以上 | **41,838** | 25,538 |
| | | **406,445** | 244,807 |

## 23. Obligations under Finance Leases

## 23. 融資租約債務

| | | THE GROUP 本集團 | | | |
|---|---|---|---|---|---|
| | | Minimum lease payments 最低租金 | | Present value of minimum lease payments 最低租金現值 | |
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Within one year | 一年內 | **5,496** | 10,837 | **5,326** | 10,400 |
| In the second to fifth year inclusive | 第二至五年內（包括首尾兩年在內） | **5,411** | 10,931 | **5,313** | 10,671 |
| | | **10,907** | 21,768 | | |
| *Less:* Future finance charges | 減：未來財務費用 | **(268)** | (697) | | |
| Present value of lease obligations | 租約債務現值 | **10,639** | 21,071 | **10,639** | 21,071 |
| *Less:* Amount due for settlement within one year shown under current liabilities | 減：流動負債中一年內到期清還之款額 | | | **(5,326)** | (10,400) |
| Amount due for settlement after one year | 一年後到期清還之款額 | | | **5,313** | 10,671 |

It is the Group's policy to lease certain of its machinery and equipment under finance leases. The average lease term is 2 to 4 years. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

本集團有政策將若干機器及設備作融資租約。平均租期為二至四年，並於立約當日釐定有關利率。所有租約均屬定期還款性質，及並無作出或然租金付款安排。

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

本集團之融資租約債務乃由租賃者之租賃資產質押作出擔保。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 24. Bank Borrowings 24. 銀行借貸

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Bank loans | 銀行貸款 | **408,835** | 244,667 |
| Trust receipt loans | 信託收據貸款 | **3,489** | 119,851 |
| Bank overdrafts | 銀行透支 | **376** | — |
| | | **412,700** | 364,518 |
| Secured | 有抵押 | **37,500** | 50,000 |
| Unsecured | 無抵押 | **375,200** | 314,518 |
| | | **412,700** | 364,518 |
| The maturity profile of the bank borrowings is as follows: | 銀行借貸之到期日資料如下： | | |
| On demand or within one year | 於催繳時或於一年內 | **194,671** | 283,268 |
| More than one year, but not exceeding two years | 一年後但於兩年內 | **144,039** | 74,167 |
| More than two years, but not exceeding five years | 兩年後但於五年內 | **73,990** | 7,083 |
| | | **412,700** | 364,518 |
| *Less:* Amount due within one year shown under current liabilities | *減*：列於流動負債中之一年內到期款項 | **(194,671)** | (283,268) |
| Amount due after one year | 一年後到期款項 | **218,029** | 81,250 |

## 25. Deferred Tax

## 25. 遞延稅項

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting periods:

本報告期間及以往報告期間內確認之主要遞延稅項負債(資產)及其變動如下：

**THE GROUP**

**本集團**

| | | Accelerated tax depreciation 加速稅項折舊 HK$'000 千港元 | Intangible assets 無形資產 HK$'000 千港元 | Tax losses 稅務虧損 HK$'000 千港元 | Others 其他 HK$'000 千港元 | Total 總額 HK$'000 千港元 |
|---|---|---|---|---|---|---|
| At 1 January 2003 | 於二零零三年一月一日 | 17,382 | 743 | (350) | 199 | 17,974 |
| Charge (credit) to income for the year | 自本年度收入扣除(計入本年度收入) | (2,699) | (7) | 331 | (425) | (2,800) |
| Effect of change in tax rate — charge (credit) to the income statement | 稅率變動之影響 — 自收益表扣除(計入收益表) | 1,629 | 70 | (33) | — | 1,666 |
| At 1 January 2004 | 於二零零四年一月一日 | 16,312 | 806 | (52) | (226) | 16,840 |
| Charge (credit) to income for the year | 自本年度收入扣除(計入本年度收入) | 3,256 | (301) | 44 | (469) | 2,530 |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 19,568 | 505 | (8) | (695) | 19,370 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 25. Deferred Tax *(Continued)*

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

## 25. 遞延稅項 *(續)*

就資產負債表之呈列而言，已抵銷若干遞延稅項資產及負債。就財務呈報而言之遞延稅項結餘分析如下：

| | | **2004**<br>**二零零四年**<br>**HK$'000**<br>**千港元** | 2003<br>二零零三年<br>HK$'000<br>千港元 |
|---|---|---|---|
| Deferred tax liabilities | 遞延稅項負債 | **19,370** | 16,892 |
| Deferred tax assets | 遞延稅項資產 | **—** | (52) |
| | | **19,370** | 16,840 |

At the balance sheet date, the Group has unused tax losses of HK$25,855,000 (2003: HK$27,703,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$46,000 (2003: HK$298,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$25,809,000 (2003: HK$27,405,000) due to the unpredictability of future profit streams. Included in unrecognised tax losses are losses of HK$3,785,000 (2003: HK$3,595,000) that will expire from 2007 to 2008, other losses may be carried forward indefinitely.

於結算日，本集團之未動用稅務虧損25,855,000港元（二零零三年：27,703,000港元）可用作抵銷未來溢利。遞延稅項資產已就有關虧損46,000港元（二零零三年：298,000港元）予以確認。由於未能估計將來之溢利，因此並無就其餘25,809,000港元（二零零三年：27,405,000港元）確認遞延稅項資產。未確認之稅務虧損包括將於二零零七年至二零零八年屆滿之虧損3,785,000港元（二零零三年：3,595,000港元），而其他虧損可無限期結轉。

At the balance sheet date, the Company has unused tax losses of HK$6,971,000 (2003: HK$5,947,000) available for offset against future profits. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

於結算日，本公司之未動用稅務虧損6,971,000港元（二零零三年：5,947,000港元）可用作抵銷未來溢利。由於未能估計將來之溢利，因此並無就稅項虧損確認遞延稅項資產。稅項虧損可無限期結轉。

## 26. Share Capital

## 26. 股本

| | | Number of shares 股數 | | Share capital 股本 | |
|---|---|---|---|---|---|
| | | **2004 二零零四年** | 2003 二零零三年 | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Ordinary shares of HK$0.1 each | 每股面值0.1港元之普通股 | | | | |
| Authorised: | 法定： | | | | |
| At 1 January | 於一月一日 | **500,000,000** | 500,000,000 | **50,000** | 50,000 |
| Increase on 12 May 2004 | 於二零零四年五月十二日增加 | **150,000,000** | — | **15,000** | — |
| At 31 December | 於十二月三十一日 | **650,000,000** | 500,000,000 | **65,000** | 50,000 |
| Issued and fully paid: | 已發行及繳足： | | | | |
| At 1 January | 於一月一日 | **444,259,527** | 444,259,527 | **44,425** | 44,425 |
| Exercise of share options | 行使購股權 | **7,430,000** | — | **743** | — |
| At 31 December | 於十二月三十一日 | **451,689,527** | 444,259,527 | **45,168** | 44,425 |

Pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 12 May 2004, the authorised share capital of the Company was increased from HK$50,000,000 to HK$65,000,000 by the creation of additional 150,000,000 shares of HK$0.1 each.

根據本公司於二零零四年五月十二日舉行之股東週年大會上通過之普通決議案，透過增加150,000,000股每股面值0.1港元之額外股份，本公司之法定股本已由50,000,000港元增至65,00,000港元。

Details of the exercise of share options during the year ended 31 December 2004 are set out in note 31.

於截至二零零四年十二月三十一日止年度行使購股權之詳情載於附註第31項。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 27. Reserves

## 27. 儲備

| | | Share premium 股份溢價 HK$'000 千港元 | Special reserve 特別儲備 HK$'000 千港元 | Capital redemption reserve 資本贖回儲備 HK$'000 千港元 | Retained profits (deficit) 保留溢利（虧絀） HK$'000 千港元 | Total 總額 HK$'000 千港元 |
|---|---|---|---|---|---|---|
| **THE COMPANY** | **本公司** | | | | | |
| At 1 January 2003 | 於二零零三年一月一日 | 250,288 | 17,409 | 82 | 1,627 | 269,406 |
| Net profit for the year | 本年度純利 | — | — | — | 63,285 | 63,285 |
| Dividends paid | 已付股息 | — | — | — | (62,196) | (62,196) |
| At 1 January 2004 | 於二零零四年一月一日 | 250,288 | 17,409 | 82 | 2,716 | 270,495 |
| Net profit for the year | 本年度純利 | — | — | — | 130,976 | 130,976 |
| Share issued at premium | 按溢價發行股份 | 15,572 | — | — | — | 15,572 |
| Dividends paid | 已付股息 | — | — | — | (130,421) | (130,421) |
| At 31 December 2004 | 於二零零四年十二月三十一日 | 265,860 | 17,409 | 82 | 3,271 | 286,622 |

The special reserve of the Company represents the difference between the net book values of the underlying assets of the Company's subsidiaries acquired at the date on which the shares of these companies were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisitions.

本公司之特別儲備為本公司所收購附屬公司之基本資產於本公司收購此等公司之股份當日之賬面值，與作為收購代價所發行之本公司股份面值兩者間之差額。

Under the applicable laws of the Cayman Islands, the share premium of the Company is available for distributions or paying dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediate following the distribution or paying dividend the Company is able to pay its debts as they fall due in the ordinary course of business. At the balance sheet date, in the opinion of the directors, the Company's reserves available for distribution to shareholders amounted to HK$286,540,000 (2003: HK$270,413,000).

根據適用之開曼群島法例，在符合本公司組織章程大綱或細則規定之前提下，可自本公司之股份溢價，支付分派或股息予股東，惟於緊隨支付分派或股息後，本公司必須仍有能力償還其日常業務過程中之到期債項。董事認為，本公司於結算日可供分派予股東之儲備為286,540,000港元（二零零三年：270,413,000港元）。

## 28. Contingent Liabilities

## 28. 或然負債

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Export bills discounted with recourse | 附有追索權之出口貼現票據 | **27,043** | 13,516 |

| | | THE COMPANY 本公司 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Guarantees given to banks in respect of banking facilities utilised by subsidiaries | 就附屬公司所動用之銀行融資向銀行提供之擔保 | **412,700** | 364,518 |

## 29. Operating Lease Commitments

## 29. 經營租約承擔

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

於結算日，本集團在不可撤銷經營租約下之未來最低租約付款承擔之到期日如下：

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Within one year | 一年內 | **1,971** | 1,887 |
| In the second to fifth year inclusive | 第二至五年內（包括首尾兩年在內） | **2,253** | 380 |
| | | **4,224** | 2,267 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 29. Operating Lease Commitments *(Continued)*

Operating lease payments represent rentals payable by the Group for certain of its office premises and other equipment. Leases are negotiated for an average term of two years with fixed rentals.

## 29. 經營租約承擔（續）

經營租約指本集團就其若干辦公室物業而應付之租金。平均協定租期為兩年，並為固定租金。

## 30. Capital Commitments

## 30. 資本承擔

| | | THE GROUP 本集團 | |
|---|---|---|---|
| | | **2004 二零零四年 HK$'000 千港元** | 2003 二零零三年 HK$'000 千港元 |
| Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of plant and equipment | 就購置廠房及設備已訂約但未在財務報表中撥備之資本支出 | **170,423** | 20,994 |
| Capital expenditure authorised but not contracted for in respect of acquisition of plant and equipment | 就購置廠房及設備已獲授權但未訂約之資本支出 | **550,000** | 450,000 |

## 31. Share Option Schemes

Pursuant to resolutions passed at an extraordinary general meeting of the Company on 22 December 2003, the Company has terminated a share option scheme which was adopted on 22 May 2001 (the "Old Scheme") and adopted a new share option scheme (the "New Scheme").

**(i) Old Scheme**

The purpose of the Old Scheme is to motivate employees of the Group and to allow them to participate in the growth of the Company. The maximum number of shares in respect of which options may be granted under the Old Scheme is not permitted to exceed 10% of the share capital of the Company in issue from time to time. The maximum number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the aggregate number of shares for the time being issued and issuable under the Old Scheme. Any participants who accepts an offer of the grant of an option in accordance with the terms of the Old Scheme shall pay to the Company HK$1.00 by way of consideration for the grant thereof within a period of 30 days from the date on which an option is offered to the participant.

At 31 December 2004, the number of shares in respect of which options had been granted and remained outstanding under the Old Scheme was 20,570,000 (2003: 28,000,000), representing 4.6% (2003: 6.3%) of the shares of the Company in issue at that date. The options are exercisable at any time until 22 May 2011.

## 31. 購股權計劃

根據本公司於二零零三年十二月二十二日舉行之股東特別週年大會通過之決議案，本公司已終止於二零零一年五月二十二日採納之購股權計劃(「舊計劃」)，並採納一項新購股權計劃(「新計劃」)。

**(i) 舊計劃**

舊計劃旨在鼓勵本集團之僱員，並讓彼等參與本公司之增長。根據舊計劃可予授出之購股權所涉及之股份數目，最高不得超過本公司不時已發行股本10%。可授予任何個別人士之購股權所涉及之股份數目，最高不得超過當時根據舊計劃已發行及可發行之股份總數25%。任何根據舊計劃條款接納所獲授購股權之參與者須於購股權授予參與者當日起計30日內以代價形式向本公司支付1.00港元。

於二零零四年十二月三十一日，舊計劃項下之已授出但尚未行使購股權所涉及之股份數目為20,570,000股(二零零三年：28,000,000股)，佔本公司於該日之已發行股份4.6%(二零零三年：6.3%)。購股權可隨時予以行使，直至二零一一年五月二十二日止。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 31. Share Option Schemes *(Continued)*

### (i) Old Scheme *(Continued)*

The following tables disclose details of the Company's share options held by the employees (including directors) and movements in such holdings during the year:

## 31. 購股權計劃 *(續)*

### (i) 舊計劃 *(續)*

下表披露僱員(包括董事)所持本公司購股權之詳情及於年內之購股權變動情況：

**2004**

**二零零四年**

| Date of grant 授出日期 | Exercisable period 行使期間 | Exercise price 行使價 HK$ 港元 | Number of options 購股權數目: Outstanding at 1.1.2003 and 31.12.2003 於二零零三年一月一日及二零零三年十二月三十一日尚未行使 | Exercised during the year 年內行使 | Outstanding at 31.12.2004 於二零零四年十二月三十一日尚未行使 |
|---|---|---|---|---|---|
| Directors: 董事： | | | | | |
| 16 July 2001 二零零一年七月十六日 | 17.7.2001 to 21.5.2011 二零零一年七月十七日至二零一一年五月二十一日 | 2.196 | 21,100,000 | (6,730,000) | 14,370,000 |
| Employees: 僱員： | | | | | |
| 16 July 2001 二零零一年七月十六日 | 17.7.2001 to 21.5.2011 二零零一年七月十七日至二零一一年五月二十一日 | 2.196 | 6,900,000 | (700,000) | 6,200,000 |
| | | | 28,000,000 | (7,430,000) | 20,570,000 |

The average fair value of the Company's share at the date of issue for the exercise of share options during the year is HK$10.03.

年內，就行使購股權而發行之本公司股份於發行日期之平均公平價值為10.03港元。

## 31. Share Option Schemes *(Continued)*

**(ii) New Scheme**

The Company's New Scheme was adopted for the primary purpose of providing incentives to eligible persons or rewarding for their contribution or potential contribution to the Group and will expire on 21 December 2013. Under the New Scheme, the Board of Directors of the Company may grant options to eligible persons, including (i) any director or proposal director, full-time employee or proposed employee of any member of the Group or controlling shareholder or any company controlled by a controlling shareholder; (ii) any holder of any securities issued by any member of the Group or any controlling shareholder or any company controlled by a controlling shareholder; and (iii) any business or joint venture partner, contractor, agent or representative of any supplier of goods or services to or any customer or distributor of goods or services of any member of the Group or any controlling shareholder or a company controlled by a controlling shareholder.

The total number of shares in respect of which options may be granted under the New Scheme and the Old Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital and with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

## 31. 購股權計劃 *(續)*

**(ii) 新計劃**

本公司之新計劃主要為鼓勵合資格僱員或獎勵彼等對本集團之貢獻或潛在貢獻而採納，並將於二零一三年十二月二十一日屆滿。根據新計劃本公司董事會可授出購股權予合資格人士，包括(i)本集團任何成員公司任何董事或建議董事、全職僱員或建議僱員、控權股東或控權股東控制之任何公司；(ii)本集團任何成員公司發行之任何證券之任何持有人、任何控權股東或控權股東控制之任何公司；及(iii)任何業務或合營夥伴、承包商、代理商、任何貨品或服務供應商代表、任何客戶、本集團任何成員公司之貨品或服務分銷商、任何控權股東或控權股東控制之任何公司。

於未獲本公司股東事先批准之情況下，根據新計劃及舊計劃可能授出之購股權涉及之股份總數，不得超過本公司任何時間之已發行股份10%。於未獲本公司股東事先批准之情況下，於任何一年內向任何個別人士可能授出之購股權涉及之股份數目，不得超過本公司任何時間已發行股份之1%。向主要股東或獨立非執行董事授出超過本公司股本0.1%及價值超過5,000,000港元之購股權必須事先經本公司股東批准。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 31. Share Option Schemes *(Continued)*

**(ii) New Scheme** *(Continued)*

Options granted must be accepted within 21 days from the date of option offer, upon payment of HK$1.00 per option. Options may be exercised at any time from the date of grant of the share option to the 10th anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, and the average closing price of the shares for the five business days immediately preceding the date of grant.

At 31 December 2004, the number of shares in respect of which options had been granted and remained outstanding under the New Scheme was 44,000,000 (2003: nil), representing 9.7% (2003: nil) of the shares of the Company in issue at that date. The options are exercisable at any time until 21 December 2013.

## 31. 購股權計劃 *(續)*

**(ii) 新計劃** *(續)*

授出之購股權必須於購股權發售建議起計21日內以支付每份購股權1港元之方式接納。購股權可於授出購股權日期起計至授出日期十週年期間內隨時行使。行使價由本公司董事釐定，且將不少於本公司股份於授出日期之收市價及股份於緊接授出日期前五個營業日之平均收市價(以較高者為準)。

於二零零四年十二月三十一日，根據新計劃已授出及尚未行使之股份數目為44,000,000份(二零零三年：零)，佔於該日本公司已發行股份之9.7%(二零零三年：零)。購股權可於二零一三年十二月二十一日前之任何時間內行使。

## 31. Share Option Schemes *(Continued)*

### (ii) New Scheme *(Continued)*

The following table discloses details of the Company's share options held by the employees (including directors):

## 31. 購股權計劃 *(續)*

### (ii) 新計劃 *(續)*

下表披露僱員(包括董事)所持本公司購股權之詳情：

| Date of grant<br>授出日期 | Exercisable period<br>行使期間 | Exercise price<br>行使價<br>HK$<br>港元 | Number of options granted during the year and outstanding at 31.12.2004<br>於二零零四年十二月三十一日尚未行使購股權數目 |
|---|---|---|---|
| Directors:<br>董事： | | | |
| 26 February 2004<br>二零零四年二月二十六日 | 27.2.2004 to 21.12.2013<br>二零零四年二月二十七日至二零一三年十二月二十一日 | 11.6 | 17,600,000 |
| Employees:<br>僱員： | | | |
| 26 February 2004<br>二零零四年二月二十六日 | 27.2.2004 to 21.12.2013<br>二零零四年二月二十七日至二零一三年十二月二十一日 | 11.6 | 26,400,000 |
| | | | 44,000,000 |

No options had been granted under the New Scheme in 2003.

於二零零三年並無購股權根據新計劃獲授出。

Total consideration received during the year from directors and employees for taking up the options granted is amounted to HK$10.

年內就認購已授出購股權而收取董事及僱員之總代價為10港元。

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 31. Share Option Schemes *(Continued)*

**(ii) New Scheme** *(Continued)*

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

## 32. Retirement Benefits Schemes

All the staff in Hong Kong of the Group are required to join the Mandatory Provident Fund Scheme. The Group is required to contribute 5%, while the employees are required to contribute 5% of their salaries to the scheme to the extent of HK$1,000 for each employee.

According to the relevant laws and regulations in the PRC, the PRC subsidiaries are required to contribute a certain percentage of the salaries of their employees to the state-managed retirement benefit scheme. The only obligation of the Group with respect to the retirement benefit scheme is to make the required contributions under the scheme.

## 33. Pledge of Assets

At the balance sheet date, the Group had pledged certain of its machinery with an aggregate carrying value of HK$55,360,000 (2003: HK$65,130,000) to secure bank borrowings granted to the Group.

## 31. 購股權計劃 *(續)*

**(ii) 新計劃** *(續)*

授出之購股權之財政影響並未紀錄於本公司或本集團之資產負債表，直至購股權獲行使之時止。行使購股權時，本公司將所發行之股份以股份面值紀錄為額外股本，而每股行使價高於股份面值之差額則由本公司紀錄於股份溢價賬。於行使日期前失效或註銷之購股權會自尚未行使購股權之登記冊內刪除。

## 32. 退休福利計劃

本集團之全體香港僱員均須參加強制性公積金計劃。本集團須作出5%供款，而僱員亦須向該計劃作出其薪酬5%之供款，每名僱員之供款最多為1,000港元。

根據中國有關法律及規例，中國附屬公司須向國家管理退休福利計劃作出相等於其僱員薪酬若干百分比之供款。本集團就退休福利計劃所負之責任僅為向該計劃作出所須供款。

## 33. 資產抵押

於結算日，本集團將賬面總值為55,360,000港元之若干機器（二零零三年：65,130,000港元），提供予銀行作為取得本集團之銀行借貸之抵押。

## 34. Government Grants

During the year, the Group received a government subsidy of approximately HK$15 million towards the scientific research development. The amount has been treated as deferred income. The amount is transferred to income over the useful lives of the relevant assets and relevant expenditure incurred. This policy has resulted in a credit to income in the current year of HK$1,162,000. As at 31 December 2004, an amount of HK$13,791,000 remains to be amortised and included in other payables.

## 34. 政府補助

本集團於年內獲得政府補助約15,000,000港元，用作科研發展。該數額已以遞延收入列賬。該數額於相關資產及所產生之相關費用之使用期內轉為收益中。此政策導致於本年度收入進賬額為1,162,000港元。於二零零四年十二月三十一日，尚未攤銷之數額13,791,000港元已計入其他應收款項。

## 35. Particulars of Subsidiaries

## 35. 主要附屬公司資料

| Name of subsidiary<br>附屬公司名稱 | Place of incorporation or registration/ operation<br>註冊成立或登記／營業地點 | Nominal value of issued and fully paid ordinary share capital/ registered capital<br>已發行及繳足普通股股本面值／註冊資本 | Proportion of equity interest held by the Group<br>本集團按比例所持有股權 | | Principal activities<br>主要業務 |
|---|---|---|---|---|---|
| | | | Directly<br>直接 | Indirectly<br>間接 | |
| Fast Clean Limited<br>潔齒亮有限公司 | Hong Kong<br>香港 | HK$100<br>100港元 | — | 100% | Trading in electric toothbrush<br>電動牙刷貿易 |
| Fast Clean (U.S.A.) Inc. | United States of America<br>美國 | US$5,000<br>5,000美元 | — | 100% | Trading of health products<br>健康產品貿易 |
| Truly Electronics Manufacturing Limited<br>信利電子有限公司 | Hong Kong<br>香港 | HK$1,000,010<br>1,000,010港元 | 100% | — | Trading in electronic calculators<br>電子計算機貿易 |
| Lite Tech Limited | Hong Kong<br>香港 | HK$100,000<br>100,000港元 | — | 100% | Trading in back light<br>背光板貿易 |

# Notes to the Financial Statements 財務報表附註

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## 35. Particulars of Subsidiaries *(Continued)* 35. 主要附屬公司資料（續）

| Name of subsidiary 附屬公司名稱 | Place of incorporation or registration/ operation 註冊成立或登記／營業地點 | Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本 | Proportion of equity interest held by the Group 本集團按比例所持有股權 | | Principal activities 主要業務 |
|---|---|---|---|---|---|
| | | | Directly 直接 | Indirectly 間接 | |
| Truly Electrical Products Company Limited 信利電器有限公司 | Hong Kong 香港 | HK$100 100港元 | — | 85% | Trading in motor 摩打貿易 |
| Truly GSM Technologies Limited 信利環球通訊科技有限公司 | Hong Kong 香港 | HK$100 100港元 | — | 94% | Inactive 不活躍 |
| Truly Industrial Limited 信利工業有限公司 | Hong Kong 香港 | HK$872,894 872,894港元 | — | 100% | Trading in electronic components 電子元件貿易 |
| Truly Semiconductors (Europe) GmbH | Germany 德國 | DM50,000 50,000馬克 | — | 100% | Trading in LCD products 液晶體顯示器產品貿易 |
| Truly Semiconductors Limited 信利半導體有限公司 | Hong Kong 香港 | HK$1,000 1,000港元 | — | 100% | Trading in LCD products 液晶體顯示器產品貿易 |
| Truly Telecommunications Company Limited 信利電訊有限公司 | Hong Kong 香港 | HK$1,000 1,000港元 | — | 100% | Trading in pagers 傳呼機貿易 |

## 35. Particulars of Subsidiaries *(Continued)*

## 35. 主要附屬公司資料 *(續)*

| Name of subsidiary 附屬公司名稱 | Place of incorporation or registration/ operation 註冊成立或登記／營業地點 | Nominal value of issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本面值／註冊資本 | Proportion of equity interest held by the Group 本集團按比例所持有股權 Directly 直接 | Indirectly 間接 | Principal activities 主要業務 |
|---|---|---|---|---|---|
| Truly (USA) Inc. | United States of America 美國 | US$20,000 20,000美元 | 100% | — | Marketing of electronic calculators 推銷電子計算機 |
| 信利電子有限公司* | PRC 中國 | RMB226,456,216 人民幣226,456,216元 | — | 100% | Manufacture of electronic calculators and pagers 製造電子計算機及傳呼機 |
| 信利半導體有限公司* | PRC 中國 | RMB192,411,681 人民幣192,411,681元 | — | 100% | Manufacture of LCD products 製造液晶體顯示器產品 |
| 潔齒亮(汕尾)有限公司* | PRC 中國 | RMB8,265,100 人民幣8,265,100元 | — | 100% | Manufacture of electric toothbrush 製造電動牙刷 |
| 信利電機(汕尾)有限公司* | PRC 中國 | US$1,000,000 1,000,000美元 | — | 100% | Manufacture of motor 製造摩打 |
| 光科技術(汕尾)有限公司* | PRC 中國 | US$2,200,000 2,200,000美元 | — | 100% | Manufacture of back light 製造背光板 |

* wholly foreign owned enterprise

* 外商獨資企業

None of the subsidiaries had any debt securities outstanding at 31 December 2004 or at any time during the year.

於二零零四年十二月三十一日或年內任何時間，各附屬公司均無任何未贖回債務證券。

# Financial Summary 財務資料概要

For the year ended 31 December 2004 截至二零零四年十二月三十一日止年度

## RESULTS
## 業績

| | | Year ended 31 December 截至十二月三十一日止年度 | | | | |
|---|---|---|---|---|---|---|
| | | 2000 二零零零年 HK$'000 千港元 | 2001 二零零一年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 | **2004 二零零四年 HK$'000 千港元** |
| Turnover | 營業額 | 712,496 | 682,086 | 857,086 | 1,399,898 | **3,406,992** |
| Cost of sales | 銷售成本 | (506,578) | (494,606) | (613,421) | (993,521) | **(2,615,969)** |
| Gross profit | 毛利 | 205,918 | 187,480 | 243,665 | 406,377 | **791,023** |
| Other operating income | 其他經營收入 | 11,143 | 13,925 | 10,721 | 7,861 | **16,061** |
| Distribution costs | 分銷成本 | (38,220) | (27,694) | (31,171) | (39,189) | **(31,979)** |
| Administrative expenses | 行政費用 | (80,043) | (92,815) | (101,918) | (131,717) | **(153,089)** |
| Profit from operations | 經營溢利 | 98,798 | 80,896 | 121,297 | 243,332 | **622,016** |
| Finance costs | 財務費用 | (14,726) | (16,305) | (10,299) | (9,665) | **(14,201)** |
| Share of results of an associate | 應佔一家聯營公司業績 | — | — | 156 | 713 | **143** |
| Profit before taxation | 除税前溢利 | 84,072 | 64,591 | 111,154 | 234,380 | **607,958** |
| Income tax expense | 所得税支出 | (3,684) | (4,841) | (7,318) | (41,731) | **(81,457)** |
| Profit before minority interests | 未計少數股東權益前溢利 | 80,388 | 59,750 | 103,836 | 192,649 | **526,501** |
| Minority interests | 少數股東權益 | 31 | 326 | — | — | **—** |
| Net profit for the year | 本年度純利 | 80,419 | 60,076 | 103,836 | 192,649 | **526,501** |

## ASSETS AND LIABILITIES
## 資產及負債

| | | At 31 December 於十二月三十一日 | | | | |
|---|---|---|---|---|---|---|
| | | 2000 二零零零年 HK$'000 千港元 | 2001 二零零一年 HK$'000 千港元 | 2002 二零零二年 HK$'000 千港元 | 2003 二零零三年 HK$'000 千港元 | **2004 二零零四年 HK$'000 千港元** |
| Total assets | 資產總額 | 1,189,559 | 1,149,773 | 1,253,455 | 1,731,079 | **2,408,947** |
| Total liabilities | 負債總額 | (400,758) | (326,562) | (389,718) | (735,847) | **(1,001,008)** |
| Minority interests | 少數股東權益 | 264 | 590 | 590 | — | **—** |
| Shareholders' funds | 股東資金 | 789,065 | 823,801 | 864,327 | 995,232 | **1,407,939** |

2/F Chung Shun Knitting Centre
1-3 Wing Yip Street, Kwai Chung,
N.T., Hong Kong